    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 2000


                                                      REGISTRATION NO. 333-34120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 POST-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ISTA PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               2834                              33-0511729
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                           ISTA PHARMACEUTICALS, INC.
                              15279 ALTON PARKWAY
                                  BUILDING 100
                                IRVINE, CA 92618
                                 (949) 788-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                EDWARD H. DANSE
                            CHIEF EXECUTIVE OFFICER
                           ISTA PHARMACEUTICALS, INC.
                              15279 ALTON PARKWAY
                                  BUILDING 100
                                IRVINE, CA 92618
                                 (949) 788-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                ISSAC J. VAUGHN, ESQ.                                 JEROME L. COBEN, ESQ.
          WILSON SONSINI GOODRICH & ROSATI                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
              PROFESSIONAL CORPORATION                          525 UNIVERSITY AVENUE, SUITE 220
                 650 PAGE MILL ROAD                                    PALO ALTO, CA 94301
                 PALO ALTO, CA 94304                                     (650) 470-4500
                   (650) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 16, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES

                          [ISTA PHARMACEUTICALS LOGO]

                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

This is an initial public offering of common stock of ISTA Pharmaceuticals, Inc.


We expect that the price to the public in the offering will be $10.50 per share. The market price of the common stock after the offering may be higher or lower than the offering price.



The common stock has been approved for inclusion on the Nasdaq National Market under the symbol "ISTA."


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                         PER SHARE    TOTAL
                                                         ---------   -------
Price to the public....................................   $          $
Underwriting discount..................................
Proceeds to ISTA.......................................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.


We expect that existing shareholders will purchase up to approximately 28% of the shares offered in this offering. These shares will be sold on the same terms as all other shares offered by this prospectus. See "Principal Stockholders."


--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                     PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES
                                        THOMAS WEISEL PARTNERS LLC

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   24
Management..................................................   39
Principal Stockholders......................................   47
Related Party Transactions..................................   49
Description of Capital Stock................................   50
Shares Eligible for Future Sale.............................   53
Underwriting................................................   55
Legal Matters...............................................   57
Experts.....................................................   57
Where You Can Find More Information.........................   58
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

                              ISTA PHARMACEUTICALS

OVERVIEW


We discover and develop new remedies for diseases and conditions of the eye. Our product development efforts involve mixtures, or formulations, of a natural enzyme called hyaluronidase. We target serious conditions of the eye such as vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus. Each of these conditions affects a significant number of patients and has limited treatment options. We currently have no products available for sale and have incurred losses since inception. We expect to continue to incur operating losses for the foreseeable future as we increase our research and development and clinical testing activities and seek regulatory approval for our product candidates.


STRATEGY

Our objective is to build a leading biopharmaceutical company that discovers, develops and commercializes new and superior drug products for treatment of serious diseases and conditions of the eye. We intend to accomplish this through the following strategic initiatives:

  - targeting diseases and conditions representing large underserved markets for which there are currently no approved drug treatments

  - focusing on bringing our lead product candidate, Vitrase, to market as quickly as possible and establishing its broad acceptance for treatment of serious conditions of the eye


  - identifying additional applications for hyaluronidase


  - forming strategic collaborations with pharmaceutical companies or others to accelerate commercialization of our products, as appropriate


  - acquiring or in-licensing complementary products and technologies, when appropriate

OUR PRODUCTS IN DEVELOPMENT

Our products are currently in various stages of clinical trials. Phase I, II and III clinical trials are three successively more difficult and larger studies that test the safety and effectiveness of an experimental drug.

Vitrase

We are developing Vitrase, a proprietary formulation of hyaluronidase, for treatment of severe vitreous hemorrhage, a sight threatening condition, and diabetic retinopathy, the leading cause of adult blindness in the United States. Vitrase is currently in two Phase III clinical trials for treatment of severe vitreous hemorrhage. We are also conducting a pilot Phase IIa clinical trial of Vitrase in Mexico for treatment of diabetic retinopathy.

Vitreous hemorrhage. A vitreous hemorrhage occurs when retinal blood vessels rupture and bleed into the vitreous humor, the clear, gel-like substance that fills the back of the eye between the lens and the retina. The blood from the hemorrhage can obscure vision and prevent ophthalmologists from seeing into the eye to diagnose or treat the cause of the hemorrhage. The only current treatment options are a "watchful waiting" period, during which the attending physician provides no medical treatment in the hope that the hemorrhage will clear on its own, and an invasive surgical procedure to remove the blood filled vitreous humor from the eye. Vitrase, when injected into the vitreous humor, causes the vitreous humor to liquefy and promotes clearance of vitreous hemorrhage. Based on market research we commissioned in February 1999, we believe that approximately one million cases of vitreous hemorrhage occur each year in the United States, Europe and Japan and that approximately half of these cases are candidates for treatment using Vitrase.

Diabetic retinopathy. Diabetes can result in abnormal changes to blood vessels in the eye, a condition known as diabetic retinopathy. Diabetic retinopathy is a progressive disease consisting of two stages. We are developing Vitrase for treatment for nonproliferative diabetic retinopathy, the first stage of the disease, for which there is currently no effective treatment. Vitrase, when injected into the vitreous humor, causes the vitreous humor to liquefy and separate from the retina, thereby limiting growth of abnormal blood vessels in the back of the eye.

We believe that Vitrase may be effective for treating diabetic retinopathy at the nonproliferative stage. Approximately four to six million people in the United States with diabetes have some form of diabetic retinopathy, the majority of whom are in the nonproliferative stage of the disease.

Keratase

We are currently conducting a Phase IIb trial of Keratase, a proprietary formulation of hyaluronidase, for the treatment of corneal opacification. Corneal opacification occurs when the cornea, which is normally transparent, becomes scarred, cloudy or opaque, diminishing the amount of light entering the eye. The only current treatment for corneal opacification is a corneal transplant. Risks associated with a corneal transplant include loss of vision, rejection and creation of astigmatism. We believe that there are approximately three million people in the United States, Western Europe and Japan that have a form of vision impairment due to corneal opacification. We believe physicians can use Keratase to treat corneal opacification with benefits equivalent to those of corneal transplants but without the associated risks of rejection and astigmatism.

Keraform

We are developing Keraform, our proprietary system for the treatment of keratoconus, a degenerative corneal disease that impairs vision. Keratoconus is a progressive thinning of the cornea and the development of an irregular, cone-like protrusion of the cornea, which typically occurs in both eyes. We believe that there are approximately 400,000 people in the United States, Western Europe and Japan who currently have keratoconus.
COLLABORATION WITH ALLERGAN

In March 2000, we entered into agreements with subsidiaries of Allergan, Inc. for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico until April 2004 and Japan. Allergan is a leading provider of eye care and specialty pharmaceutical products throughout the world. Allergan has agreed to pay us a royalty on any sales of Vitrase outside the United States and will split any profits on sales of Vitrase in the United States on a 50/50 basis. Pursuant to our agreements, Allergan made an equity investment of $10.0 million in us and may pay us aggregate future milestone payments of up to $35.0 million.

GENERAL INFORMATION

Since our inception, we have financed our operational losses primarily through private sales of our preferred stock. We incorporated in California in February 1992 as Advanced Corneal Systems, Inc. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc. and we reincorporated in Delaware in August 2000. Our corporate headquarters and principal research laboratories are located at 15279 Alton Parkway, Building 100, Irvine, California 92618, and our telephone number is (949) 788-6000. Vitrase, Keratase, Keraform, ISTA, ISTA Pharmaceuticals and the ISTA logo are our trademarks. We also use trademarks of other companies in this prospectus.

                                  THE OFFERING

Common stock offered......................     3,000,000 shares


Common stock to be outstanding after the
offering..................................    14,667,392 shares



Use of proceeds...........................    To fund clinical trials with a
                                              particular focus on Vitrase, to
                                              finance the possible acquisition
                                              of complementary technologies,
                                              products or businesses, and for
                                              general corporate purposes.



Nasdaq National Market symbol.............    ISTA


We based the number of shares of common stock to be outstanding after the offering in the table above on the number of shares outstanding as of June 30, 2000 and have excluded 2,416,933 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2000, at a weighted average exercise price of $0.62 per share.

Unless otherwise stated, all information contained in this prospectus assumes:

  - no exercise of the over-allotment option granted to the underwriters

  - the conversion of all outstanding shares of our preferred stock into shares of common stock


  - the cashless exercise, prior to the offering, of 1,153,877 warrants to purchase 793,184 shares of our common stock

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)


                                                                                 SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                  JUNE 30,
                                      -----------------------------------    ------------------------
                                       1997        1998          1999          1999          2000
                                      -------    ---------    -----------    ---------    -----------
STATEMENT OF OPERATIONS DATA:
Costs and expenses:
  Research and development..........  $ 4,969     $ 7,523      $ 11,062       $ 5,256      $  7,580
  General and administrative........    1,949       2,147         3,240           921         3,211
                                      -------     -------      --------       -------      --------
Total costs and expenses............    6,918       9,670        14,302         6,177        10,791
                                      -------     -------      --------       -------      --------
Loss from operations................   (6,918)     (9,670)      (14,302)       (6,177)      (10,791)
Interest income (expense), net......      166          46            18             6            86
                                      -------     -------      --------       -------      --------
Net loss............................   (6,752)     (9,624)      (14,284)       (6,171)      (10,705)
Deemed dividend to preferred
  stockholders......................       --          --            --            --       (19,245)
                                      -------     -------      --------       -------      --------
Net loss attributable to common
  stockholders......................  $(6,752)    $(9,624)     $(14,284)      $(6,171)     $(29,950)
                                      =======     =======      ========       =======      ========
Net loss per common share, basic and
  diluted...........................  $ (5.28)    $ (7.17)     $  (9.50)      $ (4.21)     $ (15.50)
                                      =======     =======      ========       =======      ========
Shares used in computing net loss
  per common share, basic and
  diluted...........................    1,279       1,342         1,503         1,464         1,932
Pro forma net loss per common share,
  basic and diluted.................                           $  (1.95)                   $  (2.96)
                                                               ========                    ========
Shares used in computing pro forma
  net loss per common share, basic
  and diluted.......................                              7,329                      10,109



                                                                  JUNE 30, 2000
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $5,287      $33,287
Working capital.............................................     145       28,145
Total assets................................................   8,243       36,243
Total stockholders' equity..................................   2,136       30,136


We calculated net loss per common share, basic and diluted, and shares used in computing net loss per common share, basic and diluted, by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.


We calculated the pro forma net loss per common share, basic and diluted, and the shares used in computing pro forma net loss per common share, basic and diluted, assuming (i) the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon issuance and (ii) the cashless exercise prior to the offering of 1,153,877 warrants to purchase 793,184 shares of our common stock as though the exercise had occurred January 1, 1999.



The pro forma as adjusted balance sheet data above also give effect to the sale of 3,000,000 shares in this offering at an assumed initial public offering price of $10.50 per share, less the underwriting discount and other offering expenses.



The statement of operations data for the year ended December 31, 1999 and the six months ended June 30, 2000 would not be materially affected on a pro forma basis had the acquisition of Visionex Pte. Ltd. on March 8, 2000 occurred on January 1, 1999. The pro forma net loss per common share would have been $1.46 and $2.72 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively.

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF NET LOSSES; WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.


We have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of June 30, 2000, our accumulated deficit was approximately $65.8 million, including a net loss of approximately $14.3 million for the year ended December 31, 1999 and a net loss of approximately $10.7 million for the six months ended June 30, 2000. We have not generated any revenue from product sales to date, and it is possible that we will never generate revenues from product sales in the future. Even if we do achieve significant revenues from product sales, we expect to incur significant operating losses over the next several years. It is possible that we will never achieve profitable operations.


OUR PHASE III CLINICAL TRIAL RESULTS FOR VITRASE ARE UNCERTAIN. IF TRIAL RESULTS ARE NOT SATISFACTORY, WE MAY BE FORCED TO TERMINATE DEVELOPMENT OF VITRASE.

We are currently conducting two multinational Phase III clinical trials for Vitrase in patients that we classify as having a severe vitreous hemorrhage. If the results of these trials are not satisfactory, we will need to conduct additional clinical trials or cease the development of Vitrase. These trials are designed to support fast-track regulatory approval, meaning the FDA will attempt to complete review of our application within six months of filing. If we obtain fast-track approval, we will need to continue following patients who participate in the trial or initiate additional clinical trials to document improvement in visual acuity or other related objective clinical benefit. This may require several years of follow-up. If there is significant patient drop-out from the study after treatment or if patients fail to participate in follow-up procedures, we will be unable to document improvement in visual acuity or other related objective clinical benefit. If we fail to document an improvement in visual acuity or other related objective clinical benefit, the FDA may withdraw our approval on an expedited basis.

IF WE DO NOT RECEIVE AND MAINTAIN REGULATORY APPROVALS FOR OUR PRODUCTS, WE WILL NOT BE ABLE TO MANUFACTURE OR MARKET OUR PRODUCTS.

None of our product candidates has received regulatory approval from the FDA. Approval from the FDA is necessary to manufacture and market pharmaceutical products in the United States. Other countries have similar requirements.

The process that pharmaceuticals must undergo to receive necessary approval is extensive, time-consuming and costly, and there is no guarantee that regulatory authorities will approve any of our product candidates. FDA approval can be delayed, limited or not granted for many reasons, including:

  - a product candidate may not be safe or effective

  - even if we believe data from preclinical testing and clinical trials should justify approval, FDA officials may disagree

  - the FDA might not approve our manufacturing processes or facilities or the processes or facilities of our contract manufacturers or raw material suppliers

  - the FDA may change its approval policies or adopt new regulations

  - the FDA may approve a product candidate for indications that are narrow, which may limit our sales and marketing activities

The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons.

IF WE ARE NOT ABLE TO COMPLETE OUR CLINICAL TRIALS SUCCESSFULLY OR OUR CLINICAL TRIALS ARE DELAYED, WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS TO MARKET OUR PRODUCTS.

Many of our research and development programs are at an early stage and clinical testing is a long, expensive and uncertain process. We may not complete our clinical trials on schedule. Delays in patient enrollment in the trials may result in increased costs, program delays or both, which could slow our product development and approval process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy.

The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from commercializing the relevant product. Our failure to develop safe and effective products would substantially impair our ability to generate revenues and materially harm our business and financial condition.

IF ALLERGAN DOES NOT PERFORM ITS DUTIES UNDER OUR AGREEMENTS, OUR ABILITY TO COMMERCIALIZE VITRASE MAY BE SIGNIFICANTLY IMPAIRED.

We have entered into a collaboration with Allergan for Vitrase. As a result of our agreements, we are dependent on Allergan for the commercialization of Vitrase. The amount and timing of resources Allergan dedicates to our collaboration is not within our control. Accordingly, any breach or termination of our agreements by Allergan could delay or stop the commercialization of Vitrase. Allergan may change its strategic focus, pursue alternative technologies or develop competing products. Unfavorable developments in our relationship with Allergan could have a significant adverse effect on us and our stock price.

IF THE THIRD PARTIES THAT WE DEPEND UPON TO MANUFACTURE OUR PRODUCTS ARE NOT ABLE TO SATISFY OUR REQUIREMENTS, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS COULD BE DELAYED OR STOPPED.

We have a supply agreement with Biozyme Laboratories, Ltd. pursuant to which Biozyme supplies Prima Pharm, our contract manufacturer, with all of our ovine hyaluronidase requirements for use in our clinical trials. We then rely on Prima Pharm for formulation and filling of dose specific vials of hyaluronidase. Biozyme is currently our only source for highly purified hyaluronidase which is extracted from sheep in New Zealand.

To date, Prima Pharm has produced only small quantities of our product for use in clinical trials. Prima Pharm may be unable to scale up production when necessary or accurately and reliably manufacture commercial quantities of our products at reasonable costs. Moreover, the manufacturing facilities of Prima Pharm must comply with current Good Manufacturing Practices regulations, which the FDA strictly enforces. Difficulties in our relationship with Biozyme or Prima Pharm or any other future contract manufacturer, could limit our ability to provide sufficient quantities of our products for clinical trials and commercial sales.

WE MAY BE REQUIRED TO BRING LITIGATION TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE.

We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. In particular, it is not certain that:

  - our patents and pending patent applications use technology that we invented first

  - we were the first to file patent applications for these inventions

  - others will not independently develop similar or alternative technologies or duplicate our technologies

  - any of our pending patent applications will result in issued patents

  - any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third party challenges or be the subject of further proceedings limiting their scope

We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. We could also become involved in opposition proceedings in foreign countries challenging the validity of our patents. In addition, costly litigation could be necessary to protect our patent position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving, and, consequently, patent positions in our industry are generally uncertain. We may not prevail in any lawsuit or, if we do prevail, we may not receive commercially valuable remedies. Failure to protect our patent rights could harm us.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. These individuals may breach our confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we may not resolve these disputes in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours. We may not be able to maintain the confidentiality of information relating to such products.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

Third parties may assert patent, trademark or copyright infringement or other intellectual property claims against us based on their patents or other intellectual property. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party's intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. Further, we may be unable to sell our products before we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties.


We have agreed with a third party on the principal terms of our acquisition of rights to patent applications owned by such party related to our Keraform product. If we are not successful in finalizing this acquisition, we may be required to license these patent rights in order to commercialize our Keraform product as currently planned. Such a license may not be available to us on favorable terms, if at all.


IF WE DO NOT RECEIVE THIRD-PARTY REIMBURSEMENT, OUR PRODUCTS MAY NOT BE ACCEPTED IN THE MARKET.

Third-party payors are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. If we succeed in bringing one or more of our product candidates to market, third-party payors may not establish adequate levels of reimbursement for our products, which could limit their market acceptance.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE THAT COULD RESULT IN PRODUCTS THAT ARE SUPERIOR TO THE PRODUCTS WE ARE DEVELOPING.

We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and specialized biotechnology firms, universities and other research institutions which may be developing competing products. Such competitors may include Alcon Laboratories, Inc., Bausch & Lomb, Incorporated, CIBA Vision (a unit of Novartis AG), and Eli Lilly and Company. These competitors may develop technologies and products that are more effective or less costly than our current or future product candidates or that could render our technologies and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

IF WE CANNOT RAISE ADDITIONAL CAPITAL ON ACCEPTABLE TERMS, WE MAY NEED TO SIGNIFICANTLY CURTAIL OUR OPERATIONS.


We believe the assumed net proceeds of $28.0 million from this offering and cash on hand will be sufficient to fund all of our operations and capital expenditure needs for the next two years. However, we will need to raise additional funds to continue the development and commercialization of our product candidates beyond this two-year period.



If we experience unanticipated cash requirements, we may need to raise additional funds to continue the development and commercialization of our product candidates. These funds may not be available on favorable terms, or at all. If we do not succeed in raising additional funds, we may need to curtail our operations significantly.


WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS, AND INSURANCE AGAINST THESE CLAIMS MAY NOT BE AVAILABLE TO US AT A REASONABLE RATE.

The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on acceptable terms or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

WE DEAL WITH HAZARDOUS MATERIALS AND GENERATE HAZARDOUS WASTES AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS. WE COULD ALSO BE LIABLE FOR DAMAGES OR PENALTIES IF WE ARE INVOLVED IN A HAZARDOUS MATERIAL OR WASTE SPILL OR OTHER ACCIDENT.

Our research and development work and manufacturing processes involve the use of hazardous materials and waste, including chemical, radioactive and biological materials. Our operations also produce hazardous wastes. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste. In the event of a hazardous material or waste spill or other accident, we could also be liable for damages or penalties. In addition, we may be liable or potentially liable for injury or contamination that results from our or a third party's use of these materials, and our liability could exceed our total assets.

RISKS RELATED TO THE OFFERING

IF WE DO NOT WISELY ALLOCATE THE PROCEEDS FROM THIS OFFERING, OUR BUSINESS MAY FAIL TO GROW.

We have broad discretion to allocate the net proceeds of this offering. The timing and amount of our actual expenditures are subject to change and will depend on many factors, including:

  - the rate of progress of our research and development programs

  - the results of our clinical trials

  - the time and expense necessary to obtain regulatory approvals

  - our ability to establish and maintain collaborative relationships

  - competitive, technological, market and other developments

Our management will determine, in its sole discretion without the need for stockholder approval, how to allocate these proceeds. If we do not wisely allocate the proceeds, we will limit our ability to carry out our business plan.

PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

An active public market for our common stock may not develop or be sustained after the offering. We will negotiate the initial public offering price with the underwriters. The initial public offering price is not indicative of future market prices.

OUR STOCK PRICE MAY BE VOLATILE, AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

The market prices for securities of healthcare companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may cause the market price of our common stock to fall:

  - competitors announcing technological innovations or new commercial products

  - developments concerning proprietary rights, including patents

  - competitors publicity regarding actual or potential products under development

  - regulatory developments in the United States and foreign countries

  - period-to-period fluctuations in our financial results

  - litigation

  - economic and other external factors, including disasters and other crises

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.


Following this offering, our directors, entities affiliated with our directors and our executive officers will beneficially own, in the aggregate, approximately 43% of our outstanding common stock or an even greater percentage if entities affiliated with our directors purchase shares of common stock in this offering. These stockholders as a group will be able to substantially influence our management and affairs. This concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it.


PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are not the surviving company or changes in our management. These provisions could discourage acquisitions or other changes in our control, including those in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF YOUR SHARES.


The initial public offering price of the shares of common stock in this offering will significantly exceed the net tangible book value per share of our common stock. Any shares of common stock that investors purchase in this offering will have a net tangible book value that is $8.45 less per share than the initial public offering price paid, assuming an initial public offering price per share of $10.50 and based on our pro forma net tangible book value as of June 30, 2000. In addition, investors who purchase shares in the offering will contribute approximately 31.5% of the amount of consideration paid for the outstanding capital stock of ISTA, but will own only approximately 20.5% of the shares outstanding.


IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THE OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


At June 30, 2000, approximately 11,700,000 shares of common stock, representing approximately 80% our common stock outstanding after the offering, were unregistered and eligible for sale, subject to compliance with Rule 144 under the Securities Act.



Of the 2,416,933 shares that we may issue upon the exercise of options outstanding as of June 30, 2000, approximately 1,600,000 shares will be vested and eligible for sale 180 days after the date of this prospectus.


While the holders of over 95% of our outstanding shares are subject to lock-up agreements with the underwriters in this offering for 180 days after the date of this prospectus, CIBC World Markets Corp., in its sole discretion, may release any portion or all of these shares from the lock-up restrictions. In addition, sales of a substantial number of shares could occur at any time after the expiration of the 180-day period. These sales could have an adverse effect on the price of our common stock and could impair our ability to raise capital in the future.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements. You can find these statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

  - our failure to develop safe and efficacious drugs

  - our failure to achieve positive results in clinical trials

  - our failure to successfully commercialize our products

  - changes in relationships with our collaborators

  - the variability of royalty, license and other revenues

  - our inability to enter into future collaborations

  - competition and technological change

  - regulations affecting our business

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause actual events to differ from those suggested in the forward-looking statements.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $28,000,000. If the underwriters fully exercise their over-allotment option, the net proceeds from the offering will be approximately $32,400,000. "Net proceeds" are what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the initial public offering price will be $10.50 per share.



We intend to use the net proceeds of this offering primarily to fund our clinical trials, with a particular focus on Vitrase for treatment of severe vitreous hemorrhage, and for general corporate purposes, including working capital. We may use a portion of the net proceeds to acquire or invest in technologies, products or businesses complementary to our business. We have agreed with a third party on the principal terms of our acquisition of rights to patent applications owned by such party related to our Keraform product. We do not anticipate that the costs of acquiring these rights will be material.


Our management has broad discretion over the use of the net proceeds of this offering. The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

  - the rate of progress of our research and development programs

  - the results of our clinical trials

  - the time and expense necessary to obtain regulatory approvals

  - our ability to establish and maintain collaborative relationships

  - competitive, technological, market and other developments

Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

We have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION


The following table shows as of June 30, 2000:


  - our actual capitalization

  - our pro forma capitalization reflecting:


     - the cashless exercise, prior to the offering, of 1,153,877 warrants to purchase 793,184 shares of our common stock



     - the conversion of 12,251,776 shares of our preferred stock outstanding as of June 30, 2000 into 8,783,753 shares of our common stock



  - our pro forma as adjusted capitalization, assuming the pro forma adjustments described above and the completion of the offering at an assumed initial public offering price of $10.50 per share for net proceeds of $28.0 million.



                                                                 JUNE 30, 2000
                                                   -----------------------------------------
                                                                                  PRO FORMA
                                                     ACTUAL        PRO FORMA     AS ADJUSTED
                                                   -----------    -----------    -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Stockholders' equity:
  Preferred stock: no par value; 24,820,688
     shares authorized, 12,251,776 shares issued
     and outstanding, actual; $0.001 par value;
     24,820,688 shares authorized, no shares
     issued and outstanding, pro forma; 5,000,000
     shares authorized and no shares issued and
     outstanding, pro forma as adjusted..........   $ 64,268       $     --       $     --
  Common stock: no par value; 32,750,000 shares
     authorized, 2,090,455 shares issued and
     outstanding, actual; $0.001 par value;
     100,000,000 shares authorized, 11,667,392
     shares issued and outstanding, pro forma,
     and 100,000,000 shares authorized,
     14,667,392 shares issued and outstanding,
     pro forma as adjusted.......................      7,642             12             15
  Additional paid-in capital.....................         --         71,898         99,895
  Deferred compensation..........................     (3,969)        (3,969)        (3,969)
  Foreign currency translation adjustment........        (27)           (27)           (27)
  Deficit accumulated during the development
     stage.......................................    (65,778)       (65,778)       (65,778)
                                                    --------       --------       --------
     Total stockholders' equity..................      2,136          2,136         30,136
                                                    --------       --------       --------
       Total capitalization......................   $  2,136       $  2,136       $ 30,136
                                                    ========       ========       ========


The number of shares of our common stock outstanding excludes 2,416,933 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2000, at a weighted average exercise price of $0.62 per share.

                                    DILUTION


The pro forma net tangible book value of our common stock as of June 30, 2000 was $2.1 million, or approximately $0.18 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity divided by shares of common stock outstanding assuming:



     - the cashless exercise, prior to the offering, of 1,153,877 warrants to purchase 793,184 shares of our common stock



     - the conversion of 12,251,776 shares of our preferred stock outstanding as of June 30, 2000 into 8,783,753 shares of our common stock



Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.50 per share and after deducting the underwriting discount and other offering expenses and the application of the estimated net proceeds, our pro forma net tangible book value as of June 30, 2000 would have been $2.05 per share, representing an increase of $1.87 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $8.45 per share to purchasers of common stock in this offering, as illustrated in the following table:



Assumed initial public offering price per share.............           $10.50
                                                                       ------
Pro forma net tangible book value per share as of June 30,
  2000......................................................  $0.18
Increase in net tangible book value per share attributable
  to the offering...........................................   1.87
                                                              -----
Pro forma net tangible book value per share as of June 30,
  2000 after giving effect to the offering..................             2.05
                                                                       ------
Dilution per share to new investors in the offering.........           $ 8.45
                                                                       ======



The following table shows the total consideration paid and the average price paid per share by the existing stockholders and by new investors, after deducting the underwriting discount and other offering expenses payable by us, at an assumed initial public offering price of $10.50 per share:



                              SHARES PURCHASED         TOTAL CONSIDERATION
                            ---------------------    -----------------------    AVERAGE PRICE
                              NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                            ----------    -------    ------------    -------    -------------
Existing stockholders.....  11,667,392      79.5%    $ 68,375,331      68.5%       $ 5.86
New investors.............   3,000,000      20.5       31,500,000      31.5         10.50
                            ----------     -----     ------------     -----
     Total................  14,667,392     100.0%    $ 99,875,331     100.0%
                            ==========     =====     ============     =====


In the discussion and tables above, we assume no exercise of outstanding options to purchase shares of our common stock. As of June 30, 2000, there were outstanding options to purchase a total of 2,416,933 shares of our common stock, at a weighted average exercise price of $0.62 per share. To the extent optionholders exercise their outstanding options, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

This section presents our historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. We do not intend the selected financial data in this section to replace the financial statements.


We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, from the audited financial statements included in this prospectus. Ernst & Young LLP, independent auditors, audited those financial statements. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited financial statements that are not included in this prospectus. We derived the statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 from our unaudited financial statements. These data include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for these periods and as of June 30, 2000. Historical results are not necessarily indicative of results that may be expected in the future.



                                                                                          SIX MONTHS
                                             YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                               ---------------------------------------------------    -------------------
                                1995      1996       1997       1998        1999       1999        2000
                               ------    -------    -------    -------    --------    -------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Costs and expenses:
  Research and development...  $  493    $ 1,828    $ 4,969    $ 7,523    $ 11,062    $ 5,256    $  7,580
  General and
    administrative...........     389      1,405      1,949      2,147       3,240        921       3,211
                               ------    -------    -------    -------    --------    -------    --------
    Total costs and
      expenses...............     882      3,233      6,918      9,670      14,302      6,177      10,791
                               ------    -------    -------    -------    --------    -------    --------
Loss from operations.........    (882)    (3,233)    (6,918)    (9,670)    (14,302)    (6,177)    (10,791)
Interest income..............      59        208        251        133          69         34         131
Interest expense.............     (64)        --        (85)       (87)        (51)       (28)        (45)
                               ------    -------    -------    -------    --------    -------    --------
Net loss.....................    (887)    (3,025)    (6,752)    (9,624)    (14,284)    (6,171)    (10,705)
Deemed dividend to preferred
  stockholders...............      --         --         --         --          --         --     (19,245)
                               ------    -------    -------    -------    --------    -------    --------
Net loss attributable to
  common stockholders........  $ (887)   $(3,025)   $(6,752)   $(9,624)   $(14,284)   $(6,171)   $(29,950)
                               ======    =======    =======    =======    ========    =======    ========
Net loss per common share,
  basic and diluted..........  $(0.73)   $ (2.41)   $ (5.28)   $ (7.17)   $  (9.50)   $ (4.21)   $ (15.50)
                               ======    =======    =======    =======    ========    =======    ========
Shares used in computing net
  loss per common share,
  basic and diluted..........   1,222      1,253      1,279      1,342       1,503      1,464       1,932
Pro forma net loss per common
  share, basic and diluted...                                             $  (1.95)              $  (2.96)
                                                                          ========               ========
Shares used in computing pro
  forma net loss per common
  share, basic and diluted...                                                7,329                 10,109



                                                       DECEMBER 31,                       JUNE 30, 2000
                                     ------------------------------------------------   ------------------
                                      1995      1996      1997      1998       1999     ACTUAL   PRO FORMA
                                     -------   -------   -------   -------   --------   ------   ---------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........  $ 5,116   $ 1,963   $ 5,896   $ 2,393   $    709   $5,287    $33,287
Working capital (deficit)..........    5,125     1,639     4,820      (260)    (4,993)     145     28,145
Total assets.......................    5,401     3,083     7,400     4,115      3,020    8,243     36,243
License fee received from
  Visionex.........................       --        --     5,000     5,000      5,000       --         --
Other long term obligations........       --       310       508       294         38       18         18
Total stockholders' equity
  (deficit)........................    5,324     2,304       774    (4,053)    (8,656)   2,136     30,136

We calculated net loss per common share, basic and diluted, and shares used in computing net loss per common share, basic and diluted, by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.


We calculated the pro forma net loss per common share, basic and diluted, and the shares used in computing pro forma net loss per common share, basic and diluted, assuming (i) the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon issuance and (ii) the cashless exercise prior to the offering of 1,153,877 warrants to purchase 793,184 shares of our common stock as though the exercise had occurred January 1, 1999.



The pro forma as adjusted balance sheet data above also give effect to the sale of 3,000,000 shares to be sold in the offering at an assumed initial public offering price of $10.50 per share, less the underwriting discount and other offering expenses.



The statement of operations data for the year ended December 31, 1999 and the six months ended June 30, 2000 would not be materially affected on a pro forma basis had the acquisition of Visionex Pte. Ltd. on March 8, 2000 occurred on January 1, 1999. The pro forma net loss per common share would have been $1.46 and $2.72 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this prospectus.

OVERVIEW

ISTA was founded to discover, develop and market new remedies for diseases and conditions of the eye. Our product development efforts are focused on using highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus. Our lead product candidate, Vitrase, currently in Phase III clinical trials, is a proprietary drug for the treatment of severe vitreous hemorrhage.


We currently have no products available for sale. We have incurred losses since inception and had an accumulated deficit through June 30, 2000 of $65.8 million. Our losses have resulted primarily from research and development activities, including clinical trials, and related general and administrative expenses. We expect to continue to incur operating losses for the foreseeable future as we continue our research and development and clinical testing activities, and seek regulatory approval for our product candidates.


In March 2000, we completed the acquisition of Visionex, a Singapore corporation, which has been conducting our Phase II clinical trial of Vitrase in Singapore. Visionex was a related party through common ownership by some of our stockholders. We currently plan for Visionex to continue to conduct our ongoing Phase II clinical trial of Vitrase.

In March 2000, we entered into a collaboration with Allergan, under which Allergan will be responsible for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico and Japan. We will be dependent on the success of Allergan in commercializing Vitrase in these markets. Our principal sources of revenue from this collaboration and the commercialization of Vitrase will be milestone, royalty and profit-sharing payments received from Allergan. Under the terms of the collaboration, we are responsible for the manufacture of Vitrase and for supplying all of Allergan's requirements for Vitrase. If we are successful in obtaining regulatory approval for Vitrase and Allergan achieves significant sales of the product, our aggregate manufacturing costs will increase.

RESULTS OF OPERATIONS


Six Months Ended June 30, 2000 and 1999



Research and development expenses. Research and development expenses were $7.6 million for the six months ended June 30, 2000 and $5.3 million for the six months ended June 30, 1999. The increase of $2.3 million was primarily attributable to the expansion of our preclinical and clinical development activities, primarily consisting of expenses directly related to our Phase III clinical trials of Vitrase for severe vitreous hemorrhage including expenses associated with clinical research organizations and consultants assisting us with the conduct of these trials.



General and administrative expenses. General and administrative expenses were $3.2 million for the six months ended June 30, 2000 and $921,000 for the six months ended June 30, 1999. The $2.3 million increase was primarily attributable to non-cash compensation expense related to stock option grants and increasing our staff in support of our expanding operations.


Stock-based compensation. Deferred compensation for stock options granted to employees and directors is the difference between the exercise price and the deemed fair value of the underlying common stock for financial reporting purposes on the date the options were granted.

Compensation for stock options granted to non-employees has been determined in accordance with Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force Consensus No. 96-18, as the fair value of the equity instrument issued. Stock option compensation for non-employees is recorded as the related services are rendered and the value of compensation is periodically remeasured as the underlying options vest.



For the six months ended June 30, 2000, we granted stock options to employees to purchase 493,333 shares of our common stock at an exercise price of $0.76 per share. We did not grant non-employee stock options during this period. We anticipate recording compensation expense of approximately $3.2 million, $1.6 million, $700,000 and $200,000 for the years ended December 31, 2000, 2001, 2002 and 2003, respectively, related to these option grants.



Deemed dividend. During the six months ended June 30, 2000, we acquired Visionex and accounted for the acquisition under the purchase method of accounting. At the time of the acquisition, we recorded $4.4 million of tangible assets acquired and recorded a deemed dividend of $19.2 million for the excess of the extended value of the shares issued over the net tangible assets acquired.



Interest income. Interest income for the six months ended June 30, 2000 was $131,000 and interest income for the six months ended June 30, 1999 was $34,000.



Interest expense. Interest expense for the six months ended June 30, 2000 was approximately $45,000 and interest expense for the six months ended June 30, 1999 was $28,000. The increase in interest expense for the six months ended June 30, 2000 was primarily attributable to the payment of interest on loans from some stockholders that were repaid in March 2000.


Years Ended December 31, 1999, 1998 and 1997

Research and development expenses. Research and development expenses were $11.1 million in 1999, $7.5 million in 1998, and $5.0 million in 1997. The $3.6 million increase in 1999 was primarily attributable to expansion of our preclinical and clinical development activities, including employee and consultant expenses. These expenses related primarily to our development of Vitrase for treatment of severe vitreous hemorrhage, which entered Phase III clinical trials in late 1998. The $2.5 million increase in 1998 was attributable to the expenses associated with the Phase IIb clinical trials of Vitrase. Employee costs and preclinical development expenses also contributed to the increase in research and development expenses in 1998 as compared to 1997.

General and administrative expenses. General and administrative expenses were $3.2 million in 1999, $2.1 million in 1998, and $1.9 million in 1997. The $1.1 million increase in 1999 was primarily attributable to non-cash compensation expense of $1.3 million in 1999 related to stock option grants, as compared to a nominal amount in 1998. The increase in general and administrative expenses in 1998 was primarily attributable to increasing our staff in support of our expanding operations.

Stock-based compensation. In connection with the grant of stock options to employees and directors, we recorded deferred compensation of approximately $3.5 million during the year ended December 31, 1999, of which $1.3 million was amortized during the year. We recorded approximately $112,000 in non-employee deferred compensation during the year ended December 31, 1999, of which $37,000 was amortized in 1999.

Interest income. Interest income was $69,000 in 1999, $133,000 in 1998, and $251,000 in 1997. Decreases in interest income in 1999 and 1998 were primarily attributable to lower cash balances.

Interest expense. Interest expense was approximately $52,000 in 1999, $87,000 in 1998, and $86,000 in 1997. These interest expenses were incurred in connection with our capital leases.

LIQUIDITY AND CAPITAL RESOURCES


As of June 30, 2000, we had approximately $5.3 million in cash.


We have financed our operations since inception primarily through private sales of our preferred stock. Prior to this offering, we received total net proceeds of approximately $35.5 million from the sale of:


  - an aggregate 1,951,753 shares of our Series A preferred stock in November 1992, February 1993 and October 1995, raising total net proceeds of approximately $2.0 million


  - an aggregate 1,955,555 shares of our Series B preferred stock in October 1995, raising total net proceeds of approximately $5.4 million

  - an aggregate 3,248,906 shares of our Series C preferred stock in June 1997, November and December 1998, and April and June 1999, raising total net proceeds of approximately $18.1 million

  - an aggregate 1,776,199 shares of our Series D preferred stock in March 2000, raising total net proceeds of approximately $10.0 million


Shares of our Series A, B, C and D preferred stock issued for cash will convert into an aggregate of 6,324,965 shares of our common stock upon completion of this offering, assuming an initial public offering price per share of $10.50 and an underwriting discount of 7.0%.


During December 1999 and January and February 2000, we borrowed an aggregate of $1.8 million from some of our stockholders. We repaid this amount, together with accrued interest, in March 2000 following the Visionex acquisition.

In 1999, we used $10.2 million of cash for operations principally as a result of the net loss of $14.2 million offset by a non-cash compensation expense of approximately $1.3 million and an increase in accrued expenses of $2.9 million related to clinical trials. We used approximately $7.8 million of cash for operations in 1998.

In 1999, we used cash of approximately $100,000 for investing activities compared to approximately $232,000 in 1998. These expenditures were for the purchase of equipment to support our operations. Additionally, in March 2000 we obtained approximately $4.4 million from the acquisition of Visionex.

In 1999 and 1998, we generated approximately $8.7 million and $4.6 million, respectively, of cash from financing activities primarily from sales of our preferred stock. Additionally, in March 2000 we raised approximately $10.0 million from the sale of our Series D preferred stock.


We believe that the proceeds from this offering together with our existing cash resources will be sufficient to support our operations for the next two years. We will need to raise additional funds to continue the development and commercialization of our product candidates beyond this two-year period. This additional financing may not be available when needed or, if available, may not be on terms favorable to us or to our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our product development efforts or may limit our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.


Our actual future capital requirements will depend on many factors, including the following:

  - the rate of progress of our research and development programs

  - the results of our clinical trials

  - the time and expense necessary to obtain regulatory approvals

  - our ability to establish and maintain collaborative relationships

  - competitive, technological, market and other developments


Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies.

Income taxes. We incurred net operating losses in 1999, 1998 and 1997 and consequently did not pay any federal, state or foreign income taxes. At December 31, 1999, we had federal and state net operating loss carryforwards of approximately $17.3 million and $14.8 million which we have fully reserved at December 31, 1999 due to the uncertainty of realization. Our federal net operating loss and credit carryforwards will begin to expire in 2007. Our state of California net operating losses will begin to expire in 2000.

VISIONEX ACQUISITION


Visionex Pte, Ltd was established in 1997 under the laws of Singapore to engage in clinical, regulatory and marketing activities. During 1997, Visionex obtained from us the exclusive rights to register, import, market, sell and distribute Vitrase and Keraform in East Asian markets, excluding Japan and Korea, for which Visionex paid us $5.0 million. Although we had no ownership interest in Visionex, their incorporation was funded concurrently with our June 27, 1997 Series C preferred stock financing round at which time three of the Visionex investors were already existing shareholders of ISTA. Upon the formation of Visionex, we had no ownership interest in Visionex, but investors owning 87.3% of ISTA also owned 62.5% of Visionex. At March 8, 2000, investors who owned 66% of ISTA shares controlled 100% of Visionex shares. In addition, three of the five board members of Visionex at December 31, 1999 were also board members of ISTA.


Upon incorporation of Visionex, we entered into a Call Option Agreement with Visionex and its shareholders whereby we could have required the shareholders to exchange their outstanding shares of Visionex stock for our stock. The Visionex shares would have been exchanged at a rate ranging, depending upon the annual revenues of Visionex, as defined in the agreement, from 1,668,662 up to 2,458,786 shares of our common stock or, if we had not yet completed an initial public offering, our Series C preferred stock. The call option could have been exercised by us at any time during the two-year period beginning June 27, 2000, but could have been deferred for a period of up to two years by a majority of the holders of the Visionex shares.

The Call Option Agreement also provided for a put option whereby each of the Visionex shareholders could have required us to purchase the outstanding preference shares of Visionex held by such shareholder. The per share purchase price to be paid by us under the put option was 0.1689 shares of our common stock or, if we had not yet completed an initial public offering, our Series C preferred stock (up to a maximum of 2,252,694 shares). The put option was exercisable at any time in the three-year period beginning June 27, 1999.

On March 8, 2000, we negotiated an agreement with the Visionex shareholders and issued 3,319,363 shares of our Series C preferred stock, convertible into 2,458,787 shares of our common stock, to acquire all of the outstanding capital stock of Visionex. We assigned a fair value of $11.70 per share to the 3,319,363 shares of Series C preferred stock issued to effect the acquisition, at which time we recorded a deemed dividend of $19.2 million to recognize the excess of the value of the shares issued over the net assets acquired.

Visionex intends to continue its efforts to develop and commercialize therapeutic ophthalmic drugs and non-surgical vision correction systems and to manufacture and distribute such systems and products. Based upon historical operations, we do not expect that Visionex's operations will materially affect our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which we will adopt on January 1, 2001. SFAS No. 133 sets forth a comprehensive and consistent standard for the recognition of derivatives and hedging activities. SFAS No. 133 is not anticipated to have an impact on our results of operations or financial condition when adopted as we currently hold no derivative financial instruments and do not currently engage in hedging activities.

In March 2000, the Financial Accounting Standards Board issued Financial Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25". FIN 44 clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, "Accounting for Stock Issued to Employees", the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998 or January 12, 2000. Management believes that FIN 44 will not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 1999 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is included in this prospectus.

We have operated primarily in the United States and have had no sales to date. Accordingly, we have not had any significant exposure to foreign currency rate fluctuations. Visionex's functional currency is the Singapore dollar and a portion of Visionex's business is conducted in currencies other than the Singapore dollar. However, Visionex's operations have historically been insignificant and we have no current plans to substantially increase Visionex's activity. As a result, currency fluctuations between the Singapore dollar and the currencies in which Visionex does business will cause foreign currency translation gains and losses. We do not expect our foreign currency translation gains or losses to be material. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

                                    BUSINESS

OVERVIEW

ISTA was founded to discover, develop and market new remedies for diseases and conditions of the eye. Our product development efforts are focused on using highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus. Each of these conditions affects a significant number of patients worldwide and can impair vision and potentially cause blindness.

Our lead product candidate, Vitrase, is in Phase III clinical trials for the treatment of severe vitreous hemorrhage. Vitrase has received "fast-track" designation by the FDA requiring completion of agency review within six months from acceptance of the filing of a New Drug Application for Vitrase. We are also conducting a pilot Phase IIa clinical trial of Vitrase in Mexico for the treatment of diabetic retinopathy, the leading cause of adult blindness in the United States. In March 2000, we entered into a collaboration with Allergan, under which Allergan will be responsible for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico and Japan. We are also developing Keratase and Keraform for the treatment of corneal opacification and keratoconus, abnormalities of the cornea.

STRATEGY

Our objective is to build a leading biopharmaceutical company that discovers, develops and commercializes new and superior drug products for treatment of diseases and conditions of the eye. The key elements of our strategy are to:

  - Focus on diseases and conditions representing large underserved markets in ophthalmology. We are targeting diseases and conditions, including vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus, for which there are currently no approved drug treatments. Surgical procedures, when available for these conditions, carry significant risks. These conditions represent a substantial market opportunity in the United States, Europe and Japan. We are developing Vitrase to address diseases and conditions in the back of the eye, an area where few therapies are currently available.

  - Maximize the market opportunity for Vitrase. We are focused on bringing Vitrase to market as quickly as possible and ensuring that it gains broad acceptance for treatment of serious conditions of the eye. We recently entered into a collaboration with Allergan, under which Allergan has agreed to use its extensive marketing capabilities to commercialize Vitrase. We are currently in Phase III clinical trials of Vitrase for treatment of severe vitreous hemorrhage and are conducting a pilot Phase IIa clinical trial for treatment of diabetic retinopathy.


  - Leverage our expertise and proprietary position with the enzyme hyaluronidase. We believe that the unique properties of hyaluronidase make it suitable to be used safely and effectively for numerous applications in the eye. We have a successful track record of discovering and patenting new applications for hyaluronidase. All three of our clinical stage product candidates include hyaluronidase. We plan to identify additional applications for this enzyme for potential future development.


  - Form strategic collaborations to accelerate commercialization of our products. To enable us to capitalize more quickly on commercialization opportunities for our products, we will continue to explore additional collaborative opportunities with pharmaceutical companies or others that have domestic and international sales and marketing expertise. As we pursue future collaborations, we may choose to retain some strategic sales and marketing rights.

 - Identify, in-license and acquire complementary products and technologies. We may acquire or in-license complementary products and technologies. We believe that our substantial expertise in the development of ophthalmic products positions us well to attract, evaluate and secure future opportunities.


ANATOMY OF THE EYE

The human eye is approximately one inch in diameter and functions much like a camera. The eye incorporates a lens system (the cornea and the lens) that focuses light, a variable aperture system (the iris) that controls the amount of light passing through the eye and a film (the retina) that records the image. The cornea, lens and iris operate to focus light rays on the retina, which contains the receptors that transmit images through the optic nerve to the brain.

The cavity between the lens and the retina is filled with the vitreous humor, a clear, gel-like substance. The vitreous humor is nearly solid in children and undergoes a natural transition to liquid as one ages.

                             [ILLUSTRATION OF EYE]

Cornea:                 The clear, transparent outer portion of the front of the eye that provides most of the eye's focusing power.
Iris:                   The colored part of the eye that helps control the amount of light that enters the eye.
Pupil:                  The dark hole in the middle of the iris through which light enters the eye.
Lens:                   The transparent structure inside the eye (behind the cornea and iris) that also focuses light rays onto the retina.
Vitreous humor:         The clear, gel-like substance that fills the back of the eye between the lens and the retina.
Retina:                 The nerve layer that lines the back of the eye. The retina senses light and transmits impulses that are sent through
                        the optic nerve to the brain.
Optic nerve:            The nerve that connects the eye to the brain and carries the impulses formed by the retina.

HYALURONIDASE

The term hyaluronidase describes a group of naturally occurring enzymes that can digest certain forms of carbohydrate molecules called proteoglycans. The primary role of hyaluronidase is to digest proteoglycans such as hyaluronan, hyaluronic acid and chondroitin sulphate, substances that are part of various connective tissues in the body, including connective tissues in the eye. Physicians have used hyaluronidase safely and extensively for over 50 years to enhance the absorption of drugs.

In the eye, pharmacological applications of hyaluronidase exploit the properties of this enzyme to modify the structure of the eye for therapeutic purposes. In our development work, we have focused on applications of hyaluronidase to take advantage of its ability to digest proteoglycans to treat a variety of eye diseases and conditions, including vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus. For treatment of serious conditions of the eye, or ophthalmic indications, only highly purified and specially formulated hyaluronidase can be used. Hyaluronidase that is less pure or formulated with preservatives has been shown to be dangerous to the eye and may cause blindness.

PRODUCT DEVELOPMENT PROGRAMS

We have three product candidates in clinical development as well as other product candidates that we are evaluating in preclinical studies. The following is a summary of our clinical stage product candidates:

-----------------------------------------------------------------------------------------------------
              PRODUCT                        INDICATION          DEVELOPMENT STATUS  MARKETING RIGHTS
              -------                        ----------          ------------------  ----------------
 Vitrase                             Severe vitreous hemorrhage  Phase III           Allergan
                                     Diabetic retinopathy        Phase IIa           Allergan
 Keratase                            Corneal opacifications      Phase IIb           --
 Keraform                            Keratoconus                 Phase IIa planned   --
 Allergan has licensed worldwide rights for Vitrase, except for Mexico and Japan.
-----------------------------------------------------------------------------------------------------

VITRASE

We are developing Vitrase, a proprietary formulation of hyaluronidase, for treatment of severe vitreous hemorrhage and diabetic retinopathy. When injected into the vitreous humor, Vitrase breaks down the proteoglycan matrix, causing the vitreous humor to liquefy. We believe that this also results in the separation of the vitreous humor from the retina and that, together, these effects are beneficial for treatment of severe vitreous hemorrhage and diabetic retinopathy. Vitrase is administered directly into the vitreous humor through a single-dose injection. The procedure is performed in several minutes in an ophthalmologist's office and is virtually painless due to application of a topical anesthetic. In March 2000, we entered into a collaboration with Allergan for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico and Japan.

Vitreous Hemorrhage

A vitreous hemorrhage occurs when retinal blood vessels rupture and bleed into the vitreous humor. These hemorrhages result from leakage from abnormal, weak blood vessels and are associated with diabetic retinopathy, trauma and other factors. The immediate consequence of a vitreous hemorrhage is a reduction in the amount of light that can pass through the normally clear vitreous humor to the retina. The effects of a hemorrhage can be limited to a few dark spots in vision or, in the case of a severe vitreous hemorrhage, can result in completely obscured vision. Depending on the severity of the vitreous hemorrhage, it may take several months or significantly longer for the body to reabsorb the blood and for the patient to regain vision. In addition to obstructing the patient's vision, a vitreous hemorrhage often prevents physicians from seeing into the back of the eye to diagnose or treat the cause of the hemorrhage. If extensive or repeated bleeding occurs, fibrous tissue or scarring can form on the retina, which can lead to a detachment of the retina and permanent vision loss or blindness.

Patients who seek medical care for a vitreous hemorrhage often visit a physician, who then refers them to a retinal specialist. Treatment options for patients with a vitreous hemorrhage are limited. Currently, there is no drug treatment for vitreous hemorrhage and most retinal specialists initially recommend a "watchful waiting" period, during which the attending physician provides no medical treatment in the hope that the hemorrhage will clear on its own. The risks related to watchful waiting may include continued bleeding and, if caused by diabetic retinopathy, disease progression during the time it takes for the blood to clear on its own, if at all. An alternative to watchful waiting is a surgical procedure called a vitrectomy, in which the vitreous humor and hemorrhage are surgically removed and replaced with a balanced salt solution. There are serious risks associated with a vitrectomy, including both cataract formation and possible loss of vision associated with retinal detachment. These risks contribute to the limited use of vitrectomy as an initial treatment option for vitreous hemorrhage patients.

We believe that a substantial opportunity exists to establish Vitrase as the initial therapy for a severe vitreous hemorrhage. Vitrase, when injected into a blood-filled vitreous humor, promotes clearance by causing the vitreous humor to liquefy and the blood to settle to the bottom of the eye. Vitrase also stimulates the cells responsible for engulfing and breaking down the blood, accelerating the reabsorption of the blood. This clears the path for light to reach the retina enabling the patient to regain vision. In addition, clearing the hemorrhage permits the retinal specialist to visualize, diagnose and treat the underlying cause of the vitreous hemorrhage.

Hemorrhage density can vary significantly between patients who experience vitreous hemorrhage, but even a mild hemorrhage indicates the existence of a serious problem. However, because of the absence of a validated and generally accepted medical definition of the various densities of vitreous hemorrhage, we classify a vitreous hemorrhage as either mild, moderate or severe depending on the density of the vitreous hemorrhage as observed by the physician:

  - Mild vitreous hemorrhage is characterized by trace blurring of retinal blood vessels

  - Moderate vitreous hemorrhage is characterized by partial obscuration of retinal blood vessels and/or the optic nerve

  - Severe vitreous hemorrhage is characterized by complete obscuration of retinal blood vessels and/or the optic nerve

Market Opportunity. Based on market research that we commissioned in February 1999, we believe that approximately 450,000 cases of vitreous hemorrhage occur each year in the United States, a total of 400,000 cases occur each year in the five largest European markets and 190,000 cases occur each year in Japan. Approximately 60% of these cases are due to diabetic retinopathy, 15% are due to trauma and 25% are due to other factors. We believe that approximately half of all cases are candidates for treatment using Vitrase.

Clinical/Regulatory Status. In October 1998, the FDA granted fast-track designation for Vitrase for the treatment of severe vitreous hemorrhage. The FDA may approve products with fast-track designation based on clinical studies using surrogate endpoints that are reasonable predictors of a clinical benefit.

We are currently conducting two Phase III trials for the treatment of severe vitreous hemorrhage. These trials are prospective, randomized, parallel, placebo-controlled and double-masked studies. We are conducting one trial, our North American trial, in the United States, Mexico and Canada and will include up to 680 patients. We are conducting the other trial in Europe, Brazil, Australia and South Africa and will include up to 510 patients. To date, we have enrolled over 600 patients in these trials.

In both studies, we are enrolling patients who have both a severe vitreous hemorrhage that has been present for at least one month and a best corrected visual acuity of less than 20/200 at initial screening. After enrollment, patients are randomly assigned to either a test group or a control group. Patients in the test group receive either a 7.5 (North America only), 55 or 75 international unit, or IU, injection of Vitrase. Patients in the control group receive a saline injection. Treatment success in both studies is defined by the occurrence of any one of the following surrogate endpoints, which must occur within three months following treatment with Vitrase:

  - panretinal laser photocoagulation surgery to slow or stop the cause of the vitreous hemorrhage

  - other surgical treatment not specifically indicated for the clearance of the vitreous hemorrhage (for example, vitrectomy to enable treatment of retinal detachment)

  - documented medical evidence that the clinical cause of the vitreous hemorrhage has been resolved without the need for further therapy

If a surrogate endpoint is achieved, we will be able to file a New Drug Application with the FDA. We also will have a requirement to validate the surrogate endpoint by demonstrating that patients treated with Vitrase had a clinically relevant improvement in visual acuity or other related clinical benefit. This can be done post New Drug Application approval. Substantiating a clinical benefit, if any, could be a long process and may be significantly affected by patient drop-out or patients' unwillingness to undergo potentially long term post-treatment evaluation.

Prior to the initiation of our Phase III trials, we completed a Phase I, Phase IIa and two Phase IIb trials of Vitrase. The Phase I trial was conducted in Mexico and involved 14 patients. Our Phase IIa trial was a pilot safety/efficacy study involving 18 patients with vitreous hemorrhage, four of whom were administered a saline injection, 13 of whom were administered a 75 IU dose injection of Vitrase and one of whom was administered Vitrase in one eye and saline in the other eye. The primary efficacy variable was time to clearance of the vitreous, defined as the investigator's ability to view the retina with sufficient clarity to treat all areas from which the hemorrhage might have originated. Following the administration of either Vitrase or saline, patients were observed for a period ranging from 19 to 124 days, with the average being 56 days. Nine of the 14 patients treated with Vitrase experienced clearance of their vitreous hemorrhage during the period in which these patients were observed while none of the patients that received saline experienced clearance of their vitreous hemorrhage.

We have completed two Phase IIb clinical trials of Vitrase in the United States and Mexico. The two prospective, randomized, double-masked, non-placebo controlled clinical trials involved a total of 378 patients who had a vitreous hemorrhage for at least one month due to diabetic retinopathy or spontaneous bleeding that was sufficiently severe to prevent adequate diagnosis or treatment. The patients were randomly administered either a 7.5, 37.5 or 75 IU dose injection of Vitrase. The primary efficacy variable for both clinical trials was clearance of the vitreous hemorrhage, which was defined as the ability of the investigator to see the back of the eye with sufficient clarity to identify the cause and/or begin appropriate treatment.

In our Phase IIb Mexico clinical trial, we evaluated 225 patients for up to eight weeks following treatment. Hemorrhage clearance was achieved in 48.5% of patients in the 7.5 IU group, 47.1% of patients in the 37.5 IU group, and 63.2% of patients in the 75 IU group. There was no statistically significant difference among any of the dosage groups for the total patient population analysis. However, in a retrospective analysis we divided the total patient population into two discrete subsets, mild/moderate and severe, and found that for patients with a severe vitreous hemorrhage, there was a statistically significant difference in vitreous hemorrhage clearance in the 75 IU dosage group (62.7%) when compared to either the 7.5 IU (40.4%) or the 37.5 IU (40.4%) dosage groups. Although this study was not designed to evaluate visual acuity as a primary endpoint, visual acuity data was collected. Visual acuity improved an average of three lines on the eye chart for patients in each of the three treatment groups who experienced clearance of their vitreous hemorrhage. Visual acuity in patients with non-cleared eyes was essentially unchanged from baseline with no improvement shown. A valid statistical analysis comparing the change in visual acuity between patients with cleared eyes and patients with non-cleared eyes could not be made since patients had not been prospectively randomized into these two groups.

In our Phase IIb U.S. clinical trial, we evaluated 153 patients for up to 56 days following treatment. Hemorrhage clearance was achieved in 54.0% of patients in the 7.5 IU group, 41.5% of patients in the 37.5 IU group, and 56.5% of patients in the 75 IU group. There was no statistically significant difference among dosage groups. A retrospective analysis of patients that we classified as having either a mild/moderate or severe vitreous hemorrhage was not statistically significant between dosage groups. In this retrospective analysis, the vitreous hemorrhage clearance rates for severe hemorrhage patients was 56.3% in the 75 IU group as compared to 36.1% in the 37.5 IU group and 40.0% in the
7.5 IU group.

Despite the absence of a control group in our two Phase IIb clinical trials, we believe that all three doses used in our Phase IIb clinical trials were active and showed varying levels of clearance. We believe this is the first time that any pharmacological agent has been shown to promote the clearance of vitreous hemorrhage in patients. Based on the results of our Phase IIb clinical trials, we commenced our two Phase III clinical trials of Vitrase, including a placebo control group involving a saline injection, for the treatment of severe vitreous hemorrhage.

Based on our evaluations to date, there have been no significant safety issues associated with the use of Vitrase in our clinical trials. Depending on the Vitrase dose, 0% to 45% of patients typically within a day of injection, experience an inflammatory response near the front of the eye between the iris and cornea, which is undetectable to the patient. This condition generally requires no treatment by the retinal specialist and typically resolves itself within seven to 10 days. In our clinical trials, some physicians chose to prescribe topical anti-inflammatory medicine to treat the inflammation.

Diabetic Retinopathy

Abnormal changes and/or damage to the blood vessels in the eye due to diabetes is known as diabetic retinopathy. Diabetic retinopathy is a progressive disease consisting of two stages, nonproliferative and proliferative. Nonproliferative diabetic retinopathy is the first stage of diabetic retinopathy and occurs when the retinal blood vessels swell and leak fluid and small amounts of blood into the eye. Proliferative diabetic retinopathy occurs when normal retinal blood vessels become obstructed and new, abnormal blood vessels begin to grow, or proliferate, on the surface of the retina or into the vitreous humor. The growth of these new, abnormal blood vessels creates a dangerous condition because they are weak and grow beyond the supporting structure of the retina. These blood vessels are prone to bleeding and hemorrhage, and can lead to serious problems, including retinal tears and retinal detachment, both of which can severely impair vision and cause blindness. There is no cure for diabetic retinopathy.

Under current practice, physicians do not generally treat patients at the nonproliferative stage of the disease because there is no effective treatment available. The most common treatment for patients with proliferative diabetic retinopathy is panretinal laser photocoagulation. In this treatment, a laser makes hundreds of tiny burns to the retina to reduce the growth of the abnormal blood vessels into the vitreous humor. Panretinal laser photocoagulation surgery has been shown to be effective in slowing the progression of proliferative diabetic retinopathy. Panretinal laser photocoagulation surgery frequently leads to increased loss of night vision and can make night driving more difficult. Also, after panretinal laser photocoagulation surgery, peripheral, or side vision, is often not as good as before the surgery.

We believe that Vitrase can treat diabetic retinopathy at the nonproliferative stage. Following injection into the vitreous humor, Vitrase acts to separate the vitreous humor from the retina, thereby limiting growth of retinal blood vessels into the vitreous humor. We believe that Vitrase achieves this by breaking down the proteoglycan component of the substance that binds the vitreous humor to the retina and by liquefying the vitreous humor. This process allows the vitreous humor to detach from the retina. Retinal specialists consider this detachment to be beneficial to diabetic retinopathy patients because it delays the progression of the disease.

Market Opportunity. Diabetes continues to be a major healthcare problem in the United States and is projected to continue growing rapidly in many regions outside the United States. Eye disease is commonly associated with diabetes, and the risk of blindness to individuals with diabetes is 25 times greater than in the general population. Of the nearly eight million individuals in the United States diagnosed with diabetes, four to six million have some form of diabetic retinopathy. The majority of individuals with diabetic retinopathy are in the nonproliferative stage of the disease. We believe that these people are potential candidates for treatment using Vitrase.

Clinical/Regulatory Status. We have conducted a preclinical study using an animal model to simulate the effects of diabetic retinopathy. In this model, the growth of abnormal blood vessels in the eye was accelerated by administration of growth factors. In the treated animals, Vitrase was injected into the vitreous humor two weeks prior to the administration of the growth factors. Vitrase significantly reduced the growth of abnormal blood vessels in the Vitrase-treated group versus the control group.

In October 1999, we commenced a 60 patient pilot Phase IIa clinical trial in Mexico City to evaluate the safety and efficacy of a single dose injection of Vitrase to cause a detachment of the vitreous humor from the retina and the impact on slowing the progression of diabetic retinopathy over a one-year period. We completed enrollment in this trial in March 2000. In two arms of this four arm trial, Vitrase is being evaluated versus a saline control in patients with nonproliferative diabetic retinopathy. In addition to these two arms, we are studying the ability of a gas called sulfur-hexafluoride, or SF6, when used as an adjunct to Vitrase, to enhance the efficacy of Vitrase in detaching the vitreous humor from the retina. A published, preclinical study has shown that SF6 in combination with Vitrase may be effective in separating the vitreous humor from the retina in an animal model. This study also includes an SF6-gas-only, control study arm. We plan to conduct additional trials in the United States to evaluate the safety and efficacy of Vitrase for treatment of diabetic retinopathy.

KERATASE

We are developing Keratase, a proprietary formulation of hyaluronidase, for the nonsurgical treatment of corneal opacification. Keratase is a more concentrated formulation of hyaluronidase than Vitrase and is delivered in lower volume. Corneal opacification occurs when the cornea, which is normally transparent, becomes scarred, cloudy or opaque, diminishing the amount of light entering the eye. The severity of opacification can range from scars outside the line of vision to uniformly opaque corneas where light transmission is reduced to the point of blindness.

A normal, clear cornea contains collagen fibrils that are uniformly spaced and connected together by proteoglycans. We believe that abnormal deposits of proteoglycans cause corneal opacification following bacterial, fungal or viral infection or trauma to the eye. We believe this results in an irregular rearrangement of the collagen fibrils, which leads to scattering of light and hazy or blurry vision.

There are currently no approved drug treatment options for corneal opacification. The only treatment option is a corneal transplant, whereby a donor cornea is used to replace a damaged cornea. The number of corneal transplants is limited by cost and availability of donor corneas. The risks associated with corneal transplants include loss of vision, rejection and creation of severe astigmatism.

We believe Keratase can be used to treat corneal opacifications with benefits equivalent to those of corneal transplants but without the associated risks of rejection and astigmatism. We believe that Keratase digests the abnormal deposits of proteoglycans that connect the collagen, allowing the collagen to reorganize, thereby enabling improved vision. Over time, the proteoglycans reform to connect the corneal collagen in the proper reorganized structure.

Market Opportunity. Based on market research that we commissioned in October 1999, we believe that there are approximately three million people in the United States, Western Europe and Japan that have a form of vision impairment due to corneal opacification, with nearly 200,000 new cases of corneal opacification occurring each year. We believe that the majority of these people are candidates for treatment using Keratase.

Clinical/Regulatory Status. We have conducted preclinical studies using human donor corneas with opacification due to scarring. Keratase, when injected into these corneas, cleared a majority of the corneas with opacification in less than one week, while a saline control injection was not effective.

In May 2000, we commenced a 30 patient Phase IIb trial of Keratase for the treatment of corneal opacification due to infection or trauma. The trial includes five Keratase dose groups and a saline control group. The trial will evaluate the improvement in aided and unaided visual acuity in patients who have best corrected vision of no better than 20/100 at entry. The trial is being conducted in Mexico City under U.S. and Mexico Investigational New Drug applications. We completed enrollment in this trial in July 2000.

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

KERAFORM

We are developing Keraform, a proprietary system for the treatment of keratoconus. Keratoconus is a degenerative corneal disease that impairs vision and is characterized by progressive thinning of the cornea and the development of an irregular, cone-like protrusion of the cornea, typically in both eyes. As the disease progresses, vision becomes increasingly distorted. Keratoconus typically has its onset during puberty or early adulthood, and usually progresses over a 10 to 20 year period. The rate of progression and severity can vary among patients, ranging from mild astigmatism to severe loss of vision. Eyeglasses do not help the vision of these patients as the severity of keratoconus increases. Most patients choose to wear hard contacts lenses with limited long term effectiveness. Currently, the only permanent treatment for keratoconus is a corneal transplant.

Due to the lack of permanent, nonsurgical methods to treat keratoconus, we believe that Keraform, if successfully developed, will be an attractive option to treat keratoconus. We believe Keraform, a nonsurgical system, can reshape a patient's cornea to stabilize, improve or correct keratoconus. Treatment with Keraform involves three steps:

  - Step One. In order to make the cornea more malleable, a proprietary formulation of hyaluronidase is injected into the stroma, the middle layer of the cornea. The hyaluronidase digests the proteoglycans that bind the collagen together in the stroma, making the cornea soft and malleable.

  - Step Two. A custom fitted, hard contact lens is temporarily worn by the patient to reshape the cornea.

  - Step Three. Topical stabilizing drops containing glycerose are used to set the cornea to maintain the proper shape once optimal vision correction is achieved. Glycerose, a naturally occurring chemical found in the body, when used in the eye crosslinks the collagen to make the cornea more rigid.

Market Opportunity. Based on market research that we commissioned in October 1999, we believe that there are approximately 400,000 people in the United States, Western Europe and Japan who currently have keratoconus. We believe that a majority of these people are candidates for treatment using Keraform.

Clinical/Regulatory Status. We plan to conduct a pilot Phase IIa clinical trial of Keraform for the treatment of keratoconus, with the trial consisting of four study arms and a total of 24 patients. The primary study objective is to safely and effectively reshape and stabilize the corneas of keratoconus patients. Patients enrolled in the trial will receive either a hyaluronidase or a saline injection, and topical glycerose or saline stabilizing drops.

COLLABORATION WITH ALLERGAN

In March 2000, we entered into a collaboration with wholly-owned subsidiaries of Allergan, including a license agreement for the marketing, sale and distribution of Vitrase, a supply agreement for Vitrase and a stock purchase agreement for $10.0 million of our Series D preferred stock. The license agreement provides for the creation of a joint operating committee, which will consist of an equal number of members from each company and will oversee development, regulatory and marketing activities with respect to Vitrase. Allergan is a leading provider of eye care and specialty pharmaceutical products throughout the world.

Under the terms of our agreements with Allergan:

  - Development. We are responsible for all product development, preclinical studies and clinical trials in support of marketing approvals of Vitrase for treatment of vitreous hemorrhage in the United States and Europe. We are also responsible for all preclinical studies and clinical trials to demonstrate the safety and efficacy of Vitrase for treatment of diabetic retinopathy.

  - Regulatory Approvals. We are responsible for applying for and obtaining regulatory approval of Vitrase in the United States from the FDA and in the European Union through a centralized application process. Allergan will be responsible for applying for and obtaining regulatory approvals of Vitrase in markets outside the United States and the European Union where it deems appropriate.

  - Manufacturing. We will be responsible for the manufacture of Vitrase and for supplying all of Allergan's requirements for Vitrase during the term of the license agreement.

  - Marketing. In the United States, Allergan will be responsible for the overall management of marketing, sale and distribution activities for Vitrase through its established sales and marketing organization. Under the terms of the license agreement, we will employ medical specialists in the United States to assist in physician training and usage development. In all markets outside the United States, except Mexico until 2004 and Japan, Allergan will be solely responsible for the marketing, sale and distribution of Vitrase.

  - Milestone Payments. Allergan has agreed to pay us up to $35.0 million in milestone payments based on our achievement of specified regulatory and development objectives with respect to Vitrase for treatment of vitreous hemorrhage and diabetic retinopathy. To date, we have not received any milestone payments from Allergan.

  - Profit Sharing and Royalties. In the United States, we will split profits on the sale of Vitrase with Allergan on a 50/50 basis during the term of the license agreement. Allergan's license to market, sell and distribute Vitrase in the United States will expire ten full calendar years following the date of its first commercial sale, at which time all commercial rights for Vitrase in the United States will revert to us. In all markets outside the United States, except Mexico until 2004 and Japan, we will receive a royalty on all sales of Vitrase by Allergan. Allergan's obligation to pay royalties will terminate on a country-by-country basis upon the later of ten full calendar years following the date of the first commercial sale in each particular country and the expiration date of the last-to-expire licensed patent in that country.

RESEARCH AND DEVELOPMENT


Since our inception, we have made substantial investments in research and development. During the years ended December 31, 1999, 1998 and 1997, we spent $11.1 million, $7.5 million and $5.0 million on research and development activities. Depending on the availability of sufficient capital resources, we plan to continue to focus our internal research and development efforts on the development of novel ophthalmic therapies.



In addition to our product candidates in clinical trials, we have a number of early stage research programs. We have identified an existing chemical compound that may help to reduce the risks associated with macular translocation surgery. Macular translocation surgery is a complex procedure that involves several steps, including a vitrectomy and the detachment and reattachment of the retina to treat the wet form of age-related macular degeneration. We have observed that this existing chemical compound, when injected into the vitreous humor of animals shortly after liquefying the vitreous humor with hyaluronidase, promotes spontaneous retinal detachment followed by spontaneous reattachment without marked retinal damage. Depending on the availability of sufficient capital resources, we may conduct further preclinical trials before proceeding to human trials of the existing chemical compound as an adjunct to macular translocation surgery.


PATENTS AND PROPRIETARY RIGHTS

Our success will depend in part on our ability to obtain patent protection for our inventions, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. Our strategy is to actively pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our inventions. To date, we have filed six U.S. patent applications for Vitrase technologies, two of which have issued for the use of hyaluronidase to clear vitreous hemorrhage, one of which is pending for the additional use of hyaluronidase to clear vitreous hemorrhage, and one of which is pending for the use of hyaluronidase to treat other vitreoretinal disorders. In addition, we have licensed one U.S. patent and the corresponding European patents for the treatment of certain ophthalmic conditions using enzymes, such as hyaluronidase derived from other sources. We hold three issued U.S. patents for the Keraform technologies and have two additional U.S. patent applications pending. In addition, we have agreed with a third party on the principal terms of our acquisition of rights to patent applications owned by such party related to our Keraform product. If we are not successful in finalizing this acquisition, we may be required to license these patent rights in order to commercialize our Keraform product as currently planned. Such a license may not be available to us on favorable terms, if at all. We have also filed two other U.S. patent applications, one covering the use of our Keratase product for clearing corneal opacification and the other covering the use of our technology for retinal translocation.


In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection of these trade secrets and proprietary know-how, in part, through confidentiality and proprietary information agreements. We require our employees, directors, consultants and advisors, outside scientific collaborators and sponsored researchers, other advisors and other individuals and entities to execute confidentiality agreements upon the start of employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and some other parties, the agreements provide that all inventions conceived by the individual will be our exclusive property. These agreements may not provide meaningful protection for or adequate remedies to protect our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

COMPETITION

The markets for therapies that treat diseases and conditions of the eye are subject to intense competition and technological change. Many companies, including major pharmaceutical companies and specialized biotechnology companies, are engaged in activities similar to ours. Such companies include Alcon Laboratories, Inc., Bausch & Lomb Incorporated and CIBA Vision (a unit of Novatis AG). Some of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours. Many of these companies have significant experience in preclinical testing, clinical trials and other parts of the regulatory approval process.

We are not aware of any other drug candidates in clinical trials for the treatment of vitreous hemorrhage or corneal opacification. Eli Lilly and Company is currently conducting clinical trials for the use of a systemic drug to treat diabetic retinopathy, and several companies are working on drugs and systems to help control diabetes and the consequences of diabetes, including diabetic retinopathy. In the case of keratoconus, we are aware of a surgically implanted device being tested in clinical trials by KeraVision, Inc.

Our success will depend, in part, on our ability to:

  - demonstrate the safety and efficacy of our products

  - obtain regulatory approval in a timely manner

  - demonstrate potential advantages over alternative treatment methods

  - obtain marketing and distribution support from our collaborators

  - obtain reimbursement coverage from insurance companies and other third-party payors

  - demonstrate cost-effectiveness

  - obtain patent protection

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

MARKETING AND SALES

We plan to market and distribute our Vitrase product in the United States and all international markets, except Mexico and Japan, through our collaboration with Allergan. We have a distribution agreement with Laboratories Sophia S.A. de C.V. providing for the marketing, sales and distribution of Vitrase in Mexico until April 2004. In the United States, the primary target market for Vitrase will initially be retinal specialists to whom most patients with vitreous hemorrhage are referred. We plan to pursue a collaboration similar to our collaboration with Allergan for the marketing, sales and distribution of Vitrase in Japan.

For our Keratase and Keraform products under development, we plan to develop our own sales, marketing and distribution infrastructure to establish these therapeutic products as the standard of care. To achieve this objective, we will focus on:

  - publishing our research in peer review journals

  - developing and increasing awareness of these products by recruiting opinion-leading ophthalmologists as spokespersons for our products

  - using physician and patient education to build awareness of these products

We will need to devote significant financial and management resources to develop a sales and marketing organization. Our failure to establish effective sales and marketing capabilities could prevent us from directly marketing and selling Keratase and Keraform.

We intend to enter into additional agreements with pharmaceutical companies or other third parties for marketing and other commercialization activities relating to some of our product candidates. However, we may not be able to enter into additional relationships and these relationships, if established, may not be commercially successful.

THIRD-PARTY REIMBURSEMENT

In the United States, physicians, hospitals and other healthcare providers that purchase pharmaceutical products generally rely on third-party payors, principally private health insurance plans and Medicare and to a lesser extent Medicaid, to reimburse all or part of the cost of the product and procedure for which the product is being used. We expect that patients with severe vitreous hemorrhage who are candidates for Vitrase treatment will include, primarily due to demographic factors, patients with health insurance coverage provided by Medicare and private insurers, including Medicare health maintenance organizations. Currently, a Medicare reimbursement code has been established for the intravitreal injection of a pharmaceutical agent, which, we believe, will be appropriate for physician billing for a Vitrase injection. Hospitals and physicians are reimbursed separately for drugs. Typically, the Health Care Financing Administration, or HCFA, the governmental agency responsible for Medicare reimbursement policy, does not issue national coverage guidelines for individual drugs. Drug specific coverage policies are primarily developed by individual health insurance companies following Medicare's criteria for drug coverage, which include, among other requirements, that the drug be FDA approved, be used in connection with a physician service and be medically reasonable for the treatment of an illness or injury. While reimbursement may be available under existing payment codes for miscellaneous injectable drugs, such reimbursement requests are reviewed separately by each Medicare health insurance provider. Widespread and uniform reimbursement for our injectable drug products will require the establishment of a specific reimbursement code for the injectable drug, which is issued by HCFA following review of an application by the manufacturer. To support our applications for reimbursement coverage with Medicare and other major third-party payors, we intend to use data from clinical trials, including Phase III and Phase IV clinical trials, to demonstrate the healthcare and economic benefits of using Vitrase for severe vitreous hemorrhage. The lack of satisfactory reimbursement for our drug products will limit their widespread use and lower potential product revenues.

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

Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis. In many foreign markets, including markets in which we anticipate selling our products, the pricing of prescription pharmaceuticals is subject to government pricing control. In these markets, once marketing approval is received, pricing negotiations could take another six to twelve months or longer. As in the United States, the lack of satisfactory reimbursement or inadequate government pricing of our products will limit their widespread use and lower potential product revenues.

GOVERNMENT REGULATION

Our pharmaceutical products are subject to extensive government regulation in the United States. If we distribute our products abroad, these products will also be subject to extensive foreign government regulation. In the United States, pharmaceutical products are regulated by the FDA. FDA regulations govern the testing, manufacturing, advertising, promotion, labeling, sale and distribution of our products.

The FDA approval process for drugs includes:

  - preclinical studies

  - submission of an Investigational New Drug application for clinical trials

  - adequate and well-controlled human clinical trials to establish the safety and efficacy of the product

  - submission of a New Drug Application

  - review of the New Drug Application

  - inspection of the facilities used in the manufacturing of the drug to assess compliance with the current Good Manufacturing Practices regulations

The New Drug Application includes comprehensive, complete descriptions of the preclinical testing, clinical trials, and the chemical, manufacturing and control requirements of a drug that enables the FDA to determine the drug's safety and efficacy. A New Drug Application must be filed and then approved by the FDA before a drug can be marketed commercially.

The FDA testing and approval process requires substantial time, effort and money. We cannot assure you that any approval will ever be granted.

Preclinical studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and effectiveness of the product. These studies must be performed according to good laboratory practices. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the Investigational New Drug application. Clinical trials may begin 30 days after the Investigational New Drug application is received, unless the FDA raises concerns or questions about the conduct of the clinical trials. If concerns or questions are raised, the Investigational New Drug application sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot assure you that submission of an Investigational New Drug application will result in authorization to commence clinical trials. Nor can we assure you that if clinical trials are approved, that data will result in marketing approval.

Clinical trials involve the administration of the product that is the subject of the trial to volunteers or patients under the supervision of a qualified principal investigator. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board at each institution at which the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Also, clinical trials must be performed according to good clinical practices. Good clinical practices are enumerated in FDA regulations and guidance documents.

Clinical trials typically are conducted in three sequential phases, Phases I, II and III, with Phase IV studies conducted after approval and generally required for fast-track designated drugs. These phases may overlap. In Phase I clinical trials, the drug is usually tested on healthy volunteers to determine:

  - safety

  - any adverse effects

  - dosage tolerance

  - absorption

  - metabolism

  - distribution

  - excretion

  - other drug effects

In Phase II clinical trials, the drug is usually tested on a limited number of afflicted patients to evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage, identify possible adverse effects and safety risks. In Phase III clinical trials, the drug is usually tested on a larger number of patients, in an expanded patient population and at multiple clinical sites. The FDA may require that we suspend clinical trials at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. In addition, FDA approval may be conditioned and limit the indicated uses for our products.

In Phase IV clinical trials or other post-approval commitments, additional studies and patient follow-up are conducted to gain experience from the treatment of patients in the intended therapeutic indication. Additional studies and follow-up are also conducted to document a clinical benefit where drugs are approved under fast-track designation and based on surrogate endpoints. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition, that are substituted for measurements of observable clinical symptoms. Failure to promptly conduct Phase IV clinical trials and follow-up could result in expedited withdrawal of products approved under fast-track designation.

We expect that we will be required to conduct extended Phase IV clinical follow-up in patients treated with Vitrase for severe vitreous hemorrhage to monitor the long term effects of the therapy and assure the FDA that the primary surrogate endpoints were reasonable predictors of the drug product's clinical benefits. If we gain fast-track approval for Vitrase for severe vitreous hemorrhage, we cannot assure you that any post-approval follow-up will validate an objective clinical benefit or that patients will be willing to participate in any long term follow-up.

Food and Drug Administration Modernization Act of 1997

The Food and Drug Administration Modernization Act of 1997 was enacted, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of fast-track products. The fast-track provisions essentially codify the FDA's accelerated approval regulations for drugs and biologics. A fast-track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the new fast-track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. The Modernization Act specifies that the FDA must determine if the product qualifies for fast-track designation within 60 days of receipt of the sponsor's request. Approval of an application for fast-track designation for a product can be based on an effect on a clinical endpoint or on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval of an application for fast-track designation will be subject to:

  - post-approval studies and follow-up to validate the surrogate endpoint or confirm the effect on the clinical endpoint

  - prior review of all promotional materials

If a preliminary review of the clinical data suggests that the product is effective, the FDA may initiate review of sections of an application for fast-track designation for a product before the application is complete. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed for reviewing an application, does not begin until the complete application is submitted.

In October 1998, the FDA granted our application for fast-track designation for Vitrase for the treatment of severe vitreous hemorrhage. We cannot predict the ultimate impact, if any, of the fast-track process on the timing or likelihood of FDA approval of Vitrase or, if fast-track status is granted, any of our other potential products.

International

For marketing outside the United States, we also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained before manufacturing or marketing the product in those countries. The approval process varies from country to country and the time required for such approvals may differ substantially from that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages are generally comparable to the phases of clinical development established by the FDA.

MANUFACTURING

Hyaluronidase, the active pharmaceutical ingredient used in Vitrase, Keratase and Keraform, is sourced from ovine testes and processed in several stages to produce a highly purified raw material for formulation. We have a supply agreement with Biozyme for cGMP-grade hyaluronidase for use in ophthalmic applications. The hyaluronidase is lyophilized, or freeze dried, by Biozyme and delivered to our contract manufacturer, Prima Pharm, for formulation and filling of dose specific vials. Vitrase is currently required to be stored under refrigerated conditions prior to its use.

We intend to continue using Biozyme and Prima Pharm as our sole source suppliers of raw materials and manufacturing services. To date, they have manufactured only limited quantities of our products for clinical trial use. For commercial scale production we may need to qualify and validate additional suppliers and contract manufacturers and hire and train additional employees to supervise these operations.

FACILITIES

We currently lease approximately 13,000 square feet of laboratory and office space in Irvine, California. This lease expires on September 30, 2001. We believe that this facility is adequate for our immediate needs. Additional space will be required, however, as we expand our research and clinical development activities. We do not foresee any significant difficulties in obtaining any required additional facilities close to our current facility.

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

HUMAN RESOURCES

Including the employees of our Visionex subsidiary, as of June 30, 2000 we had 35 full-time employees, 31 of whom were based in the United States, two of whom were based in Singapore and two of whom were based in Mexico. Approximately 25 of our employees are involved in research and clinical development activities. Nine of our employees hold Ph.D. or M.D. degrees and seven other employees hold other advanced degrees. Our employees do not have a collective bargaining agreement. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers, and their ages and positions as of June 30, 2000 are:

                    NAME                       AGE                   POSITION
                    ----                       ---                   --------
Edward H. Danse..............................  47    President, Chief Executive Officer and
                                                     Director
J. C. MacRae.................................  48    Executive Vice President, Chief Operating
                                                     Officer and Chief Financial Officer
Hampar L. Karageozian........................  61    Senior Vice President, Discovery and
                                                     Chief Technical Officer
Marvin J. Garrett............................  50    Vice President, Development
William S. Craig, Ph.D. .....................  49    Vice President, Preclinical Research and
                                                     Development
David R. Waltz...............................  48    Vice President, Finance
Robert G. McNeil, Ph.D.(2) ..................  57    Chairman of the Board
David E. Collins(1)..........................  66    Director
Brian H. Dovey(1)(2).........................  58    Director
George M. Lasezkay...........................  48    Director
Benjamin F. McGraw III(2)....................  51    Director
Charles H. May, O.D. ........................  79    Director
John H. Parrish..............................  57    Director
Wayne I. Roe(1)..............................  50    Director

---------------------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

EDWARD H. DANSE has served as our President and Chief Executive Officer since June 1997. From 1988 to 1997, Mr. Danse held various senior management positions at Allergan including President of the Asia Pacific Region from 1996 to 1997. Prior to 1988, he served in various management positions at Bausch & Lomb Incorporated and the Cooper Companies, Inc., both ophthalmic companies. Mr. Danse received a Masters in International Management from the American Graduate School of International Management, Thunderbird.

J. C. MACRAE has served as our Chief Financial Officer since July 1998 and was named Executive Vice President and Chief Operating Officer in January 2000. From 1992 until its acquisition by Urohealth Systems in September 1997, Mr. MacRae was Vice President and Chief Financial Officer for Imagyn Medical, Inc., a manufacturer of proprietary surgical products for the obstetrics and gynecology market. On May 3, 1999, the creditors of the successor to Urohealth Systems filed a petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Mr. MacRae received an M.B.A. from the California State University at Fullerton.

HAMPAR L. KARAGEOZIAN has served as our Senior Vice President, Discovery and Chief Technical Officer since 1996 and served as our Vice President of Research and Development from 1992 to 1996. From 1970 to 1992, Mr. Karageozian served in various research and development positions at Allergan, last serving as Senior Vice President of Research & Development for Allergan Optical. Mr. Karageozian received a M.Sc. in Nutritional Biochemistry and Metabolism from the Massachusetts Institute of Technology.

MARVIN J. GARRETT has served as our Vice President, Development since June 1999. From May 1994 to May 1999, Mr. Garrett was Vice President, Regulatory Affairs and Clinical Research for Xoma. From 1990 to 1994, he was President and General Manager of Coopervision Pharmaceutical, a division of the Cooper Companies, Inc. Mr. Garrett received a B.S. in Microbiology from California State University Long Beach.

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

WILLIAM S. CRAIG, PH.D. has served as our Vice President, Preclinical Research and Development since March 2000. From 1996 to December 1999, Dr. Craig was Vice President of Research and Development for Alpha Therapeutics Corporation, a biotechnology company. From 1988 to 1996 he was Senior Director Research and Development for Telios Pharmaceuticals, Inc., a biotechnology company. Dr. Craig received a Ph.D. in chemistry from the University of California, San Diego.

DAVID R. WALTZ has served as Vice President, Finance since June 2000. From 1981 to 1999, Mr. Waltz served in various finance capacities with Beckman-Coulter, Inc., last serving as Finance Director for the Far East and Latin America operations. Mr. Waltz received an M.B.A. from California State University at Northridge.

ROBERT G. MCNEIL, PH.D. has served on our board of directors since 1993 and as our Chairman of the Board since 1995. Dr. McNeil has been a general partner with Sanderling Venture Partners, an investment firm specializing in the development of biomedical companies, since 1979. Dr. McNeil received a Ph.D. in Molecular Biology, Biochemistry and Genetics from the University of California, Irvine.

DAVID E. COLLINS has served on our board of directors since 1998. He has been Chief Executive Officer and a member of the board of directors of Calypte Biomedical, a diagnostics company, since October 1999. From 1989 to 1994, Mr. Collins was President of Schering-Plough Healthcare Products, Inc., a subsidiary of Schering-Plough Corporation, a pharmaceutical company. Mr. Collins received a J.D. from Harvard Law School.

BRIAN H. DOVEY has served on our board of directors since 1995. He has been a managing member of Domain Associates, L.L.C., a venture capital firm, since 1988. Mr. Dovey is also currently a director of Connetics Corporation, a specialty pharmaceutical company, Creative Biomolecules, Inc., a biotechnology company, and Trimeris, Inc. a biotechnology company. Mr. Dovey received an M.B.A. from Harvard Business School.

GEORGE M. LASEZKAY, PHARM.D. has served on our board of directors since June 2000. Since 1989, Mr. Lasezkay has been employed with Allergan, Inc. and is currently Corporate Vice President, Corporate Development. Mr. Lasezkay received a Doctorate of Pharmacy from State University of New York at Buffalo and a J.D. degree from the University of Southern California.

BENJAMIN F. MCGRAW, III, PHARM.D. has served on our board of directors since April 2000. He has been President and Chief Executive Officer and Chairman of the Board of Valentis, Inc., a biotechnology company, since 1994. Mr. McGraw received a Doctorate of Pharmacy from the University of Tennessee.

CHARLES H. MAY, O.D. has served on our board of directors since 1992 and is one of our co-founders. Dr. May has managed a private medical practice since 1997. Dr. May received an O.D. from Northern Illinois College of Optometry.

JOHN H. PARRISH has served on our board of directors since 1992 and is one of our co-founders. Mr. Parrish was our President and Chief Executive Officer from our formation in 1992 until June 1997. From June 1997 to present, he has been Chief Executive Officer of Valley Forge Pharmaceuticals, Inc., an ophthalmic company. Mr. Parrish received a B.S. in Biology/Chemistry from Wake Forest University.

WAYNE I. ROE has served on our board of directors since 1998. He has been Senior Vice President for United Therapeutics, Inc., a biotechnology company, since November 1999. From 1985 to March 2000, Mr. Roe founded and served in various management positions at Covance Health Economics and Outcomes Services, Inc., a clinical research organization, last serving as its Chairman. Mr. Roe is also currently a director of Aradigm Corporation, a drug delivery company. Mr. Roe received an M.A. in Political Economy from the State University of New York and an M.A. in Economics from the University of Maryland.

BOARD COMPOSITION

Our board of directors currently consists of nine members. Each director holds office until his term expires or until his successor is duly elected and qualified. Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for a classified board of directors. In accordance with the terms of our certificate, our board of directors will be divided into three classes whose terms will expire at different times. The three classes will be comprised of the following directors:

  - Class I consists of Messrs. May, McNeil and Parrish, who will serve until the annual meeting of stockholders to be held in 2001;

  - Class II consists of Messrs. Collins, Danse and Dovey, who will serve until the annual meeting of stockholders to be held in 2002; and

  - Class III consists of Messrs. Lasezkay, McGraw and Roe, who will serve until the annual meeting of stockholders to be held in 2003.

At each annual meeting of stockholders beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors currently has two committees: an audit committee and a compensation committee.

The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of audit and other services provided by our independent auditors and reviews the accounting principles and auditing practices and procedures to be used for our financial statements.

The compensation committee reviews and makes recommendations to our board of directors regarding the compensation of officers and other managerial employees. The compensation committee also considers and recommends grants of stock options under our stock option plans and administers such plans.

DIRECTOR COMPENSATION

Our directors do not currently receive any cash compensation from us for their service as members of the board of directors, except Mr. Collins and Mr. Roe who received $1,500 for each board meeting attended during 1999. Mr. Collins, Mr. Roe and Mr. McGraw will receive $1,500 for each board meeting attended in the future. All non-employee directors are reimbursed for certain expenses in connection with attendance at board and committee meetings. During 1999, we granted each non-employee director an option to purchase 53,333 shares of common stock at an exercise price of $0.76 per share. The options vest over a four-year period and are all currently exercisable.

Our 2000 Stock Plan provides for annual grants of options to purchase common stock to our directors commencing with our 2001 annual meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee makes decisions concerning salaries, stock options, incentives and other forms of compensation for directors, officers and other employees of ours. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation we paid during 1999 to the chief executive officer and our four highest paid executive officers whose total annual salary and bonus exceeded $100,000. These individuals are referred to as the "named executive officers" here and elsewhere in this prospectus.

                                                             ANNUAL COMPENSATION
                                                      ---------------------------------
                                                                           OTHER ANNUAL
            NAME AND PRINCIPAL POSITION                SALARY     BONUS    COMPENSATION
            ---------------------------               --------    -----    ------------
Edward H. Danse.....................................  $258,175     $--         $--
  President and Chief Executive Officer
J. C. MacRae........................................   178,879      --          --
  Executive Vice President, Chief Operating Officer
  and Chief Financial Officer
Hampar L. Karageozian...............................   224,991      --          --
  Senior Vice President, Discovery
Marvin J. Garrett...................................   112,179      --          --
  Vice President, Development

                               1999 OPTION GRANTS

The following table sets forth information regarding options granted to each of our named executive officers during the year 1999. The exercise prices of the options we granted were the fair market value of our common stock on the date of grant, as determined by the compensation committee of our board of directors. Because there has been no public market for our common stock, in determining the fair value, the compensation committee of the board of directors considered a number of factors, including the following:

  - the share price of our most recent round of preferred stock financing

  - the material differences between the rights, preferences and privileges of the most recently issued series of preferred stock and the rights of common stock

  - the stage of development at our company

  - the available cash on hand and financial condition of our company

  - other factors that the compensation committee deemed relevant

You should note the disparity between the exercise price of the options in the table above and the assumed initial public offering price. Because of this disparity, we have used the assumed initial public offering price to compute the potential realizable option values in the table below.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant assuming that the initial public offering price of our common stock appreciates at 5% and 10% over the option term. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The actual value realized may be greater or less than the potential realizable value set forth in the table below. The potential realizable values at 5% and 10% appreciation are calculated by:


  - multiplying the number of shares of common stock under the option by $10.50 per share


  - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options

  - subtracting from that result the aggregate option exercise price

The options in this table were granted under our 1993 Stock Plan, have ten-year terms, will terminate before their expiration dates if the optionee leaves his or her employment with us, and, unless otherwise noted, vest over a period of four years. We have not granted any stock appreciation rights.

The percentages of options granted shown below is based on an aggregate of 1,000,074 options we granted to employees and directors during 1999.


                                             INDIVIDUAL GRANTS
                           ------------------------------------------------------    POTENTIAL REALIZABLE
                                          PERCENT OF                                   VALUE AT ASSUMED
                            NUMBER OF       TOTAL                                    ANNUAL RATES OF STOCK
                           SECURITIES      OPTIONS                                  APPRECIATION FOR OPTION
                           UNDERLYING     GRANTED TO      EXERCISE                         TERM ($)
                             OPTIONS     EMPLOYEES IN    PRICE PER     EXPIRATION   -----------------------
          NAME             GRANTED (#)       1999       SHARE ($/SH)      DATE          5%          10%
          ----             -----------   ------------   ------------   ----------   ----------   ----------
Edward H. Danse..........    111,111         11.1%         $0.76        08/08/09    $1,762,824   $2,807,003
J. C. MacRae.............     55,555          5.6           0.76        08/08/09       881,404    1,403,489
Hampar L. Karageozian....     37,037          3.7           0.76        08/08/09       587,608      935,668
Marvin J. Garrett........    148,148         14.8           0.76        08/08/09     2,350,432    3,742,671


The options granted to Mr. Danse, Mr. MacRae and Mr. Karageozian vest in a series of monthly installments over the four years of service following July 28, 1999.

The options granted to Mr. Garrett vest as to 25% of the options twelve months following June 7, 1999 and in a series of monthly installments over the three years following June 7, 2000.

         AGGREGATE OPTION EXERCISES DURING 1999 AND 1999 OPTION VALUES


The following table describes for the named executive officers the number of shares acquired and the value realized upon exercise of stock options during 1999, and the exercisable and unexercisable options held by them as of December 31, 1999. The "Value of Unexercised In-the-Money Options at December 31, 1999" shown in the table represents an amount equal to the difference between the assumed initial public offering price of $10.50 per share, and the option exercise price multiplied by the number of unexercised in-the-money options.



                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING               VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                  SHARES                      DECEMBER 31, 1999             DECEMBER 31, 1999
                                ACQUIRED ON    VALUE     ---------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----               -----------   --------   -----------   -------------   -----------   -------------
Edward H. Danse...............       --            --      154,784        237,808      $1,508,215     $2,317,201
J. C. MacRae..................       --            --       61,343        142,361         597,726      1,387,166
Hampar L. Karageozian.........      741            --      256,512         50,155       2,621,693        488,710
Marvin J. Garrett.............       --            --            0        148,148               0      1,443,554


EMPLOYEE BENEFIT PLANS

2000 Stock Plan

The board of directors adopted the 2000 Stock Plan in April 2000, and we will submit it to our stockholders for their approval prior to the date of this offering to become effective on the date of this offering. The 2000 Stock Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The stock plan administrator, which is the board of directors or a committee of the board of directors administers the 2000 Stock Plan. If an option is intended to qualify as performance-based compensation within the meaning of the Internal Revenue Code, the committee will consist of two or more outside directors. The stock plan administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

As of June 30, 2000, a total of 200,000 shares of common stock were reserved for issuance under the 2000 Stock Plan. The number of shares available for issuance increases annually on the first day of each new year beginning with the year 2001 by a number equal to the lesser of 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year or a lesser amount as may be determined by the board of directors. An optionee generally may not transfer options and stock purchase rights granted under the 2000 Stock Plan and only an optionee may exercise an option and stock purchase right during his or her lifetime. Unless terminated sooner, the 2000 Stock Plan will terminate automatically in 2010.

Generally, the administrator determines the exercise price of nonstatutory stock options granted under the 2000 Stock Plan. With respect to nonstatutory stock options intended to qualify as performance-based compensation within the meaning of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the 2000 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 Stock Plan may not exceed ten years.

The administrator determines the exercise price of stock purchase rights granted under the 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase right shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase is the original price paid by the purchaser. The 2000 Stock Plan provides for an automatic grant of an option to purchase common stock to a director who first becomes an outside director after our initial public offering. The 2000 Stock Plan defines an outside director as a director who is not an employee. Twenty-five percent of the shares subject to this option vest 12 months after the date of grant and 1/16 of the shares subject to the option vest each quarter thereafter.

Each outside director is automatically granted an option to purchase 5,000 shares of our common stock following each of our annual meetings of the stockholders beginning after 2000, if immediately after such meeting, he or she shall continue to serve on the board of directors and has served on the board of directors for at least the preceding six months. These options vest and become exercisable in full on the fourth anniversary after the date of grant, provided that in each case the outside director continues to serve on the board of directors. The exercise price of options granted to outside directors is 100% of the fair market value of our common stock on the date of grant.

In the event we merge or sell substantially all of our assets, the successor corporation shall assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator shall provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The option or stock purchase right will terminate upon the expiration of the 15-day period. In the event of change of control each outstanding option held by an outside director that was granted pursuant to the automatic grant mechanism, vests and becomes fully exercisable for a period of 15 days from the date of notice, after which the option will terminate.

2000 Employee Stock Purchase Plan

The board of directors adopted our 2000 Employee Stock Purchase Plan, or Stock Purchase Plan, in April 2000, and we will submit it to our stockholders for their approval prior to the date of this offering to become effective on the date of this offering. The board of directors or a committee appointed by the board of directors administers the Stock Purchase Plan. The board of directors or its committee has full and exclusive authority to interpret the terms of the Stock Purchase Plan and determine eligibility.

A total of 200,000 shares of common stock has been reserved for issuance under the Stock Purchase Plan. In addition, the Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning in 2001, equal to the lesser of 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the board of directors may determine.

Our employees are eligible to participate if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Stock Purchase Plan if such an employee:

  - immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock

  - whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year

The Stock Purchase Plan contains six-month offering periods. The offering periods generally start on the first trading day on or after January 1 and July 1, except for the first offering period that will start on the first trading day on or after the effective date of this offering and will end on the last trading day on or before December 31, 2000. The Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation.

Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the Stock Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. The maximum number of shares a participant may purchase during a single offering period is 1,000 shares. A participant may not transfer rights granted under the Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Stock Purchase Plan. The Stock Purchase Plan will terminate in 2010.

1993 Stock Plan

Our 1993 Stock Plan was adopted by our board of directors on January 27, 1993 and subsequently approved by our stockholders. Our 1993 Stock Plan provides for the grant of incentive stock options and nonstatutory stock options, or stock purchase rights to employees, directors and consultants. A total of 3,400,000 shares of common stock has been reserved for issuance under the 1993 Stock Plan.

In the event we sell all or substantially all of our assets or merge with or into another corporation, outstanding options will be assumed or substituted for by the successor corporation. In the event the successor corporation does not agree to assume or substitute for outstanding options, the options will be exercisable for a period of 15 days, after which the options will terminate.


As of June 30, 2000, options to purchase 2,416,933 shares of common stock were outstanding and 603,844 shares were available for future grant. Upon completion of this offering, the 1993 Stock Plan will terminate, no further option grants will be made under the 1993 Stock Plan, and any shares reserved but not yet issued under the 1993 Stock Plan will be available for grant under the 2000 Stock Plan.

401(k) Savings Plan

We sponsor a 401(k) Savings Plan covering our employees who are at least 21 years of age. Contributions to the 401(k) Savings Plan and income earned on such contributions, are not taxable to employees until withdrawn from the 401(k) Savings Plan. Subject to restrictions imposed by the Internal Revenue Code on highly compensated employees, employees may generally defer up to 20% of their pre-tax earnings up to the statutorily prescribed annual limit, which is $10,500, for the 2000 calendar year, and to have the amount of such reduction contributed to the 401(k) Savings Plan. The 401(k) Savings Plan permits, but does not require, additional matching contributions to the 401(k) Savings Plan. To date, we have not made any matching contributions to the 401(k) Savings Plan. The 401(k) Savings Plan may be amended or terminated by us at anytime, in our sole discretion.

EMPLOYMENT AGREEMENTS

We do not have employment agreements with our executive officers, other than agreements that we maintain with all of our employees and option agreements under which we issue incentive and non-qualified stock options to employees.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for the following:

  - any breach of their duty of loyalty to the corporation or its stockholders

  - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  - unlawful payments of dividends or unlawful stock repurchases or redemptions

  - any transaction from which the director derived an improper personal benefit

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

We will enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person's services as a director or executive officer to us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                             PRINCIPAL STOCKHOLDERS


The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2000 by:


  - each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock

  - each of our directors

  - each of our named executives officers

  - all of our directors and executive officers as a group

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.


This table lists applicable percentage ownership based on 11,667,392 shares of common stock outstanding as of June 30, 2000 and also lists applicable percentage ownership based on 14,667,392 shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of June 30, 2000 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options." These shares are included in the number of shares listed in the column labeled "Total Number."



                                                            SHARES BENEFICIALLY OWNED
                                         ----------------------------------------------------------------
                                           TOTAL      SHARES SUBJECT        PERCENT           PERCENT
       NAME OF BENEFICIAL OWNER           NUMBER        TO OPTIONS      BEFORE OFFERING    AFTER OFFERING
       ------------------------          ---------    --------------    ---------------    --------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
  Robert G. McNeil, Ph.D.(1)...........  2,985,042            463            25.6%              20.4%
  Brian H. Dovey(2)....................  1,583,090             --            13.6               10.8
  Hampar L. Karageozian................    324,414        268,858             2.7                2.2
  John H. Parrish(3)...................    282,469        154,074             2.4                1.9
  Edward H. Danse......................    238,735        238,735             2.0                1.6
  Charles H. May, O.D.(4)..............    143,704         15,185             1.2                1.0
  J. C. MacRae.........................     97,993         97,993               *                  *
  Marvin J. Garrett....................     43,210         43,210               *                  *
  David E. Collins.....................     42,025          4,938               *                  *
  Wayne I. Roe.........................     31,728         31,728               *                  *
  All directors and executive officers
     as a group (14 persons)...........  6,796,476        855,185            54.3               43.8
5% STOCKHOLDERS
  Invesco Private Capital, Inc.(5).....  1,006,363             --             8.6                6.9
  3i Bioscience Investment Trust
     plc(6)............................    836,829             --             7.2                5.7
  Allergan Pharmaceuticals (Ireland)
     Ltd., Inc.(7) ....................  1,024,066             --             8.8                7.0


-------------------------
 *  Represents beneficial ownership of less than 1%.

(1) Consists of 136,944 shares owned by Sanderling IV Biomedical, L.P., 137,237 shares owned by Sanderling IV Limited Partnership, 39,026 shares owned by Sanderling Feri Trust Venture Partners IV, L.P., 351,773 shares owned by Sanderling Venture Partners IV, L.P., 404,942 shares owned by Sanderling IV Biomedical Co-Investment Fund, L.P., 147,383 shares owned by Sanderling III Biomedical, L.P., 443,544 shares owned by Sanderling III Limited Partnership, 43,806 shares owned by Sanderling Ventures Management LLC, 41,659 shares owned by Sanderling Ventures Management III, 9,547 shares owned by Sanderling Ventures Management IV, 852,966 shares owned by Sanderling Venture Partners III, L.P., 269,953 shares owned by Sanderling Venture Partners IV Co-Investment Fund, L.P., 36,751 shares owned by Sanderling Management Company F/B/O McNeil and 4,327 shares owned by Sanderling Venture Management F/B/O McNeil. Dr. McNeil shares voting and investment power over all these shares and disclaims beneficial ownership except to the extent of his proportional interest therein. Dr. McNeil's business address is c/o Sanderling Venture Partners, 2730 Sand Hill Road, Suite 200, Menlo Park, California 94024. Does not include shares that entities affiliated with Dr. McNeil may purchase in this offering. Entities affiliated with Dr. McNeil have expressed a non-binding indication of interest to purchase up to 168,952 shares in this offering. If entities affiliated with Dr. McNeil purchase 168,952 shares in this offering, he will beneficially own approximately 21.5% of the common stock outstanding after this offering.



(2) Consists of 1,453,321 shares owned by Domain Partners III, L.P. and 50,510 shares owned by DP III Associates, L.P. Brian Dovey is a general partner of the general partner of Domain Partners III, L.P. and DP III Associates, L.P. Also includes 79,259 shares owned by Domain Associates, LLC of which Mr. Dovey is a managing member. Mr. Dovey shares voting and investment power over all these shares and disclaims beneficial ownership except to the extent of his proportional interest therein. Mr. Dovey's business address is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, New Jersey 08542. Does not include shares that entities affiliated with Mr. Dovey may purchase in this offering. Entities affiliated with Mr. Dovey have expressed a non-binding indication of interest to purchase up to 152,380 shares in this offering. If entities affiliated with Mr. Dovey purchase 152,380 shares in this offering, he will beneficially own approximately 11.8% of the common stock outstanding after this offering.


(3) Includes 18,519 shares of common stock owned by Christine Parrish, Mr. Parrish's daughter. Includes 18,519 shares of common stock owned by Phyllis Parrish, Mr. Parrish's spouse. Includes 48,889 shares of common stock owned by the Parrish Family Trust of which Mr. Parrish serves as a trustee. Mr. Parrish's address is 1246 Virginia Way, La Jolla, California 92037.

(4) Includes 100,741 shares of common stock owned by The Charles H. May and Athena M. May Family Trust of which Dr. May is one of the beneficiaries. Dr. May's address is 857 Armada Terrace, San Diego, California 92106.


(5) Consists of 38,708 shares owned by KME Venture III, L.P. and 691,181 shares owned by Drake & Co. for the account of Citiventure III. Invesco Private Capital, Inc. is the investment manager of KME Venture III, L.P. and Drake & Co. for the account of Citiventure III. Also includes 276,474 shares owned by Chancellor Venture Capital II, L.P. of which Invesco Private Capital, Inc. is a general partner of the general partner. The address of Invesco Private Capital, Inc. is 1166 Avenue of the Americas, 25th Floor, New York, New York 10036.


(6) The address of 3i Bioscience Investment Trust plc is 91 Waterloo RC, London SEI 8XP.


(7) The address of Allergan Pharmaceuticals (Ireland) Ltd., Inc. is 2525 Dupont Drive, Irvine, California 92612. Does not include shares that entities affiliated with Allergan may purchase in this offering. Allergan has expressed a non-binding indication of interest to purchase up to 285,714 shares in this offering. If entities affiliated with Allergan purchase 285,714 shares in this offering, it will beneficially own approximately 8.9% of the common stock outstanding after this offering.

                           RELATED PARTY TRANSACTIONS

The following is a description of transactions during the last three years to which we have been a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under "Management."

The following 5% stockholders and affiliated investors purchased securities in the amounts set forth, on an as-converted to common stock basis, in the chart below. We sold shares of our Series C preferred stock between June 1997 and March 2000. Between April 1997 and September 1998, we entered into note agreements with some of the purchasers that were converted, including accrued interest, into shares of Series C preferred stock at the election of the noteholders. In connection with the Series C preferred stock financing we sold the purchasers warrants to purchase common stock.

                                                           SERIES C      SERIES D
                       PURCHASER                          FINANCING     FINANCING     WARRANTS
                       ---------                          ----------    ----------    --------
DIRECTORS AND PRINCIPAL STOCKHOLDERS
Robert G. McNeil, Ph.D.
  Sanderling Venture Partners...........................   1,769,031            --     353,055
Brian H. Dovey
  Domain Associates, L.L.C. ............................     925,573            --     196,635
Biotechnology Investments Ltd...........................     726,522            --      96,851
Allergan Pharmaceuticals (Ireland) Ltd., Inc. ..........          --     1,776,199          --

OTHER TRANSACTION INFORMATION
Price...................................................  $     5.63    $     5.63    $  0.001

In connection with the Series C preferred stock financing, we entered into a call option agreement with some of the purchasers and entered into a license agreement with Visionex. For a more detailed description see Note 8 to the notes to the financial statements.

COLLABORATION WITH ALLERGAN

In March 2000, we entered into a collaboration with Allergan for the marketing, sale and distribution of Vitrase. For a more detailed description of our collaboration with Allergan, see "Business -- Collaboration with Allergan."

REGISTRATION RIGHTS

We have entered into an Amended and Restated Investor Rights Agreement with each of the purchasers of our preferred stock pursuant to which these and other stockholders will have registration rights following this offering with respect to their shares of common stock issued upon conversion of their preferred stock.

LOAN TO MANAGEMENT

In May 1997, we loaned Edward H. Danse, our Chief Executive Officer, $126,000 at an interest rate of 8%. The principal and interest is due and payable on May 30, 2002 but may be prepaid without penalty. As of June 30, 2000, Mr. Danse owed us approximately $158,000.

LOANS FROM STOCKHOLDERS

From December 1999 to January 2000, we borrowed an aggregate principal amount of $1,750,000 from some of our stockholders at an interest rate of 9.0%. We borrowed $1,000,000 from entities associated with Sanderling Venture Partners, $500,000 from entities associated with Domain Associates, L.L.C. and $250,000 from entities associated with Mrs. Gordon Gund. The principal and interest was due and payable on January 31, 2000 but was not repaid until March 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


Our certificate of incorporation that will be effective prior to the closing of this offering authorizes the issuance of 100,000,000 shares of common stock, $0.001 par value, and the issuance of 5,000,000 shares of undesignated preferred stock, $0.001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of June 30, 2000, 11,667,392 shares of common stock were issued and outstanding and held by approximately 148 stockholders, options to purchase 2,416,933 shares of common stock were issued and outstanding and held by 87 optionholders and warrants to purchase 793,184 shares of common stock were issued and outstanding and held by 32 warrantholders. The warrants will expire on the consummation of this offering if not exercised prior to that time.


COMMON STOCK

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders; there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event that we liquidate, dissolve or wind up ISTA, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

  - restricting dividends on the common stock

  - diluting the voting power of the common stock

  - impairing the liquidation rights of the common stock


  - delaying or preventing a change in control of ISTA without further action by the stockholders


Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS


Pursuant to an investors rights agreement entered into between us and holders of 8,783,753 shares of common stock issuable upon conversion of our preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the registrable shares.

We must use our best efforts to register the registrable shares:

  - if we receive written notice from holders of 50% or more of the registrable shares requesting that we effect a registration with respect to not less than 50% of the registrable shares (or a lesser percentage if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10.0 million)

  - if we decide to register our own securities (except in connection with this offering)

  - if (1) we receive written notice from any holder of registrable shares requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to the registrable shares, the reasonably anticipated price to the public of which is not less than $1.0 million (net of underwriting discounts or commissions) and (2) we are then eligible to use Form S-3

However, in addition to certain other conditions and limitations, if requested to register registrable shares, we can delay registration not more than once in any 12-month period and for not more than 180 days. In any case where we decide to register our own securities pursuant to an underwritten offering, other than the initial public offering, the managing underwriter may limit the registrable shares to be included in the registration to not less than 30% of the total number of securities to be registered.

These registration rights terminate with respect to each registrable share upon the earlier of the holder owning less than 1% of our outstanding capital stock and being able to transfer his or her registrable shares pursuant to Rule 144(k) and five years after the closing of this offering. In addition, the holders of these registration rights have entered into lock-up agreements and waived their registration rights until 180 days following the date of this prospectus.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS

Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  - the acquisition of ISTA by means of a tender offer

  - the acquisition of ISTA by means of a proxy contest or otherwise

  - the removal of our incumbent officers and directors

These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. See "Management -- Board of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer or the president may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and
Proposals. Our bylaws establish advance notice procedures for stockholder proposals and for the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner specified in Section 203. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own 15% or more of a corporation's outstanding voting stock. The existence of this provision may have an antitakeover effect by discouraging takeover attempts not approved in advance by the board of directors, that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of ISTA. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC. ChaseMellon's telephone number for stockholder inquiries is (800) 777-3694.

LISTING


Our common stock has been approved for inclusion on the Nasdaq National Market under the symbol "ISTA."

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual resale restrictions contained in agreements between us and our stockholders.


Upon completion of this offering, we will have outstanding 14,667,392 shares of common stock based upon shares outstanding as of June 30, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options prior to completion of this offering. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. In addition, shares sold in this offering to some of our existing stockholders will be subject to a three-month holding period under the conduct rules of the National Association of Securities Dealers, Inc. Of the remaining 11,667,392 shares of common stock, approximately 11,084,022 shares held by existing stockholders are subject to lock-up agreements with the underwriters and/or us providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock or any securities that are convertible into common stock, owned as of the date of this prospectus or subsequently acquired, for a period of 180 days after the date of this prospectus without the prior written consent of CIBC World Markets Corp. and/or us. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, none of these shares will be resellable until 181 days after the date of this prospectus. CIBC World Markets Corp., in some instances together with us, may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.


Beginning 181 days after the date of this prospectus, approximately 8,200,000 shares will be eligible for sale in the public market. All of these shares will be subject to volume limitations under Rule 144, except approximately 2,600,000 shares eligible for sale under Rule 144(k) and approximately 900,000 shares eligible for sale under Rule 701. In some cases, these shares are subject to repurchase rights that we hold.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


  - 1.0% of the number of shares of common stock then outstanding, which will equal approximately 147,000 shares immediately after this offering and


  - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer, director or consultant of ours who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of

Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their Rule 701 shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of CIBC World Markets Corp. more than 90 days after the date of this prospectus.

After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our employee benefit plans. As of June 30, 2000, options to purchase a total of 2,416,933 shares were outstanding, 603,844 shares were reserved for future issuance under our stock plans, and 200,000 were reserved for issuance under our employee stock purchase plan. Common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates, will be available for immediate resale in the open market following expiration of the 180-day lock-up agreements.


Also, beginning six months after the date of this offering, holders of 8,883,440 restricted shares will be entitled to registration rights on these shares for sale in the public market. See "Description of Capital Stock -- Registration Rights." Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated and Thomas Weisel Partners LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
CIBC World Markets Corp.....................................
Prudential Securities Incorporated..........................
Thomas Weisel Partners LLC..................................

                                                              ----------------
  Total.....................................................     3,000,000
                                                              ================

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 2000 against
payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at such price less a concession of $     per share. The underwriters may
also allow, and such dealers may reallow, a concession not in excess of
$     per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.


We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $36,225,000, and the total proceeds to us will be $33,689,250. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.


The following table provides information regarding the amount of the discount to be paid by us to the underwriters.

                                                     TOTAL WITHOUT EXERCISE OF    TOTAL WITH FULL EXERCISE OF
                                        PER SHARE      OVER-ALLOTMENT OPTION         OVER-ALLOTMENT OPTION
                                        ---------    -------------------------    ---------------------------
ISTA Pharmaceuticals, Inc.............    $                 $                             $


We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,295,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our officers and directors and substantially all other stockholders have agreed to a 180-day "lock up" with respect to shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed 5% percent of the shares offered by this prospectus.


The underwriters expect to make sales of up to approximately 28% of the shares offered in this offering to some of our existing stockholders. These shares will be sold at the public offering price that appears on the cover page of this prospectus and otherwise on the same terms as all other shares offered by this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent these shares are purchased by such persons. See "Principal Stockholders."


There is no established trading market for the shares. The offering price for the shares will be determined by us and the representatives based on the following factors:

  - prevailing market and general economic conditions

  - our financial information

  - our history and prospects


  - ISTA and the industry in which we compete


  - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues

  - the present stage of our development and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotment and syndicate covering transactions -- The underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 171 filed public offerings of equity securities, of which 126 have been completed, and has acted as a syndicate member in an additional 97 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with various legal matters relating to this offering. As of June 30, 2000, investment partnerships and a member of Wilson Sonsini Goodrich & Rosati beneficially owned an aggregate of 30,895 shares of our Series A preferred stock.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and for the period from February 13, 1992 (inception) through December 31, 1999, and the financial statements of Visionex at December 31, 1998 and 1999, and for the period from May 24, 1997 (inception) through December 31, 1997, the years ended December 31, 1998 and 1999, and for the period from May 24, 1997 (inception) through December 31, 1999, as set forth in their reports. We have included our financial statements (including those of Visionex) in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and schedule filed therewith, at the Securities and Exchange Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of these materials from the Public References Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ISTA Pharmaceuticals, Inc., that file electronically with the Securities and Exchange Commission.

                           ISTA PHARMACEUTICALS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
ISTA PHARMACEUTICALS, INC.
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Balance Sheets as of December 31, 1998 and 1999 and June 30,
  2000 (unaudited)..........................................   F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and the period from February 13, 1992
  (inception) through December 31, 1999 and the six months
  ended June 30, 1999 and 2000 (unaudited)..................   F-4
Statement of Stockholders' Equity (Net Capital Deficiency)
  for the period from February 13, 1992 (inception) through
  June 30, 2000 (unaudited).................................   F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and the period from February 13, 1992
  (inception) through December 31, 1999 and the six months
  ended June 30, 1999 and 2000 (unaudited)..................   F-8
Notes to Financial Statements...............................   F-9

VISIONEX PTE. LTD.
Report of Ernst & Young LLP, Independent Auditors...........  F-21
Balance Sheets as of December 31, 1998 and 1999.............  F-22
Statements of Operations for the period from May 24, 1997
  (inception) through December 31, 1997, the years ended
  December 31, 1998 and 1999 and the period from May 24,
  1997 (inception) through December 31, 1999................  F-23
Statement of Shareholders' Equity for the period from May
  24, 1997 (inception) through December 31, 1999............  F-24
Statements of Cash Flows for the period from May 24, 1997
  (inception) through December 31, 1997, the years ended
  December 31, 1998 and 1999, and the period from May 24,
  1997 (inception) through December 31, 1999................  F-25
Notes to Financial Statements...............................  F-26

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
Introduction................................................  F-30
Unaudited Pro Forma Combined Condensed Statement of
  Operations for the Year Ended December 31, 1999 and six
  months ended June 30, 2000................................  F-31

               REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

The Board of Directors
ISTA Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of ISTA Pharmaceuticals, Inc. (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999, and for the period from February 13, 1992 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISTA Pharmaceuticals, Inc. (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and for the period from February 13, 1992 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Diego, California
March 29, 2000

                           ISTA PHARMACEUTICALS, INC.

                                 BALANCE SHEETS


                                                                                                             PRO FORMA
                                                                                                           STOCKHOLDERS'
                                                                     DECEMBER 31,                          EQUITY AS OF
                                                              ---------------------------     JUNE 30,       JUNE 30,
                                                                  1998           1999           2000           2000
                                                              ------------   ------------   ------------   -------------
                                                                                            (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,392,790   $    709,350   $  5,287,357
  Advanced payments -- clinical trials......................       162,637        876,793        798,408
  Other current assets......................................        58,515         58,742        147,607
                                                              ------------   ------------   ------------
    Total current assets....................................     2,613,942      1,644,885      6,233,372
Property and equipment, net.................................       966,981        983,600        937,876
Note receivable from officer................................       141,960        152,040        157,080
Deferred financing costs....................................            --             --        623,945
Deposits and other assets...................................       392,259        238,977        290,425
                                                              ------------   ------------   ------------
                                                              $  4,115,142   $  3,019,502   $  8,242,698
                                                              ============   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $    418,579   $    822,833   $  2,694,943
  Accrued compensation and related expenses.................       187,177         73,501         72,292
  Accrued expenses -- clinical trials.......................     1,698,537      4,782,552      2,714,299
  Other accrued expenses....................................       377,275        208,319        505,368
  Current portion of obligation under capital lease.........       192,538        250,306        101,663
  Notes payable to stockholders.............................            --        500,000             --
                                                              ------------   ------------   ------------
    Total current liabilities...............................     2,874,106      6,637,511      6,088,565
Obligation under capital lease..............................       265,713         15,406             --
Deferred rent...............................................        27,855         22,441         17,668
License fee received from Visionex..........................     5,000,000      5,000,000             --
Commitments
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, no par value; 19,545,085,
    24,820,688 and 24,820,688 shares authorized at December
    31, 1998 and 1999 and June 30, 2000, respectively;
    5,698,769, 7,156,214 and 12,251,776 shares issued and
    outstanding at December 31, 1998 and 1999 and June 30,
    2000, respectively; liquidation preference $25,620,870
    at December 31, 1999 and $68,977,499 at June 30, 2000;
    5,000,000 shares authorized and no shares issued and
    outstanding pro forma...................................    17,289,922     25,496,068     64,268,676   $         --
  Common stock, no par value; 18,518,519, 32,750,000 and
    32,750,000 shares authorized at December 31, 1998 and
    1999 and June 30, 2000, respectively; 1,434,162,
    1,717,758 and 2,090,455 shares issued and outstanding at
    December 31, 1998 and 1999 and June 30, 2000,
    respectively; 100,000,000 shares authorized and
    10,874,208 shares issued and outstanding pro forma......       201,665      3,890,939      7,642,067     71,910,743
Preferred and common stock subscribed.......................     1,265,958             --             --             --
Subscriptions receivable....................................    (1,265,958)            --             --             --
Deferred compensation.......................................          (420)    (2,215,421)    (3,968,988)    (3,968,988)
Foreign currency translation adjustment.....................            --             --        (27,355)       (27,355)
Deficit accumulated during the development stage............   (21,543,699)   (35,827,442)   (65,777,935)   (65,777,935)
                                                              ------------   ------------   ------------   ------------
  Total stockholders' equity (net capital deficiency).......    (4,052,532)    (8,655,856)     2,136,465   $  2,136,465
                                                              ------------   ------------   ------------   ============
  Total liabilities and stockholders' equity
    (net capital deficiency)................................  $  4,115,142   $  3,019,502   $  8,242,698
                                                              ============   ============   ============


                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS


                                                                                  FOR THE PERIOD
                                                                                       FROM
                                                                                   FEBRUARY 13,
                                                                                       1992
                                                                                   (INCEPTION)          SIX MONTHS ENDED
                                                                                     THROUGH                JUNE 30,
                                               YEARS ENDED DECEMBER 31,            DECEMBER 31,    --------------------------
                                          1997          1998           1999            1999           1999           2000
                                       -----------   -----------   ------------   --------------   -----------   ------------
                                                                                                          (UNAUDITED)
Costs and expenses:
  Research and development...........  $ 4,968,390   $ 7,523,632   $ 11,061,278    $ 26,742,037    $ 5,256,272   $  7,580,555
  General and administrative.........    1,949,112     2,146,701      3,240,286       9,535,776        920,956      3,210,866
                                       -----------   -----------   ------------    ------------    -----------   ------------
    Total costs and expenses.........    6,917,502     9,670,333     14,301,564      36,277,813      6,177,228     10,791,421
                                       -----------   -----------   ------------    ------------    -----------   ------------
Loss from operations.................   (6,917,502)   (9,670,333)   (14,301,564)    (36,277,813)    (6,177,228)   (10,791,421)
Interest income......................      251,444       133,140         69,399         739,806         34,096        130,896
Interest expense.....................      (86,242)      (86,310)       (51,578)       (244,823)       (27,647)       (45,401)
                                       -----------   -----------   ------------    ------------    -----------   ------------
Net loss.............................   (6,752,300)   (9,623,503)   (14,283,743)    (35,782,830)    (6,170,779)   (10,705,926)
Deemed dividend for preferred
  stockholders.......................           --            --             --              --             --    (19,244,567)
                                       -----------   -----------   ------------    ------------    -----------   ------------
Net loss attributable to common
  stockholders.......................  $(6,752,300)  $(9,623,503)  $(14,283,243)   $(35,782,830)   $(6,170,779)  $(29,950,493)
                                       ===========   ===========   ============    ============    ===========   ============
Net loss per common share, basic and
  diluted............................  $     (5.28)  $     (7.17)  $      (9.50)                   $     (4.21)  $     (15.50)
                                       ===========   ===========   ============                    ===========   ============
Shares used in computing net loss per
  common share, basic and diluted....    1,278,470     1,342,045      1,502,807                      1,464,237      1,932,376
                                       ===========   ===========   ============                    ===========   ============
Pro forma net loss per common share,
  basic and diluted..................                              $      (1.95)                                 $      (2.96)
                                                                   ============                                  ============
Shares used in computing pro forma
  net loss per common share, basic
  and diluted........................                                 7,329,149                                    10,109,225
                                                                   ============                                  ============


                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

           STATEMENT OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

        PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) THROUGH JUNE 30, 2000

                                                                                                  PREFERRED AND
                                                CONVERTIBLE                                       COMMON STOCK
                                              PREFERRED STOCK            COMMON STOCK              SUBSCRIBED
                                          -----------------------   ----------------------   -----------------------
                                           SHARES       AMOUNT       SHARES       AMOUNT      SHARES       AMOUNT
                                          ---------   -----------   ---------   ----------   ---------   -----------
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........    295,000   $   295,000          --   $       --          --   $        --
  Issuance of common stock at $.0.32 to
    $.180 per share for cash............         --            --     950,000       60,000          --            --
  Issuance of common stock at $.0376 per
    share for intellectual property.....         --            --     133,333        5,000          --            --
  Net loss..............................         --            --          --           --          --            --
                                          ---------   -----------   ---------   ----------   ---------   -----------
Balance at December 31, 1992............    295,000       295,000   1,083,333       65,000          --            --
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........    539,375       539,375          --           --          --            --
  Net loss..............................         --            --          --           --          --            --
                                          ---------   -----------   ---------   ----------   ---------   -----------
Balance at December 31, 1993............    834,375       834,375   1,083,333       65,000          --            --
  Issuance of common stock at $.21 per
    share for cash......................         --            --     133,333       27,000          --            --
  Issuance of common stock at $.21 per
    share for services..................         --            --       5,404        1,088          --            --
  Net loss..............................         --            --          --           --          --            --
                                          ---------   -----------   ---------   ----------   ---------   -----------
Balance at December 31, 1994............    834,375       834,375   1,222,070       93,088          --            --
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........  1,128,531     1,128,531          --           --          --            --
  Issuance of Series B preferred stock
    at $2.75 per share for cash and in
    exchange for outstanding notes
    payable, net of issuance costs of
    $15,548.............................  1,955,555     5,362,231          --           --          --            --
  Net loss..............................         --            --          --           --          --            --
                                          ---------   -----------   ---------   ----------   ---------   -----------
Balance at December 31, 1995............  3,918,461     7,325,137   1,222,070       93,088          --            --
  Issuance of common stock upon exercise
    of options..........................         --            --      44,446        9,000          --            --
  Net loss..............................         --            --          --           --          --            --
                                          ---------   -----------   ---------   ----------   ---------   -----------

                                                                           DEFICIT          TOTAL
                                                                         ACCUMULATED    STOCKHOLDERS'
                                                                          DURING THE     EQUITY (NET
                                          SUBSCRIPTIONS     DEFERRED     DEVELOPMENT       CAPITAL
                                           RECEIVABLE     COMPENSATION      STAGE        DEFICIENCY)
                                          -------------   ------------   ------------   -------------
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........  $         --    $        --    $        --    $    295,000
  Issuance of common stock at $.0.32 to
    $.180 per share for cash............            --             --             --          60,000
  Issuance of common stock at $.0376 per
    share for intellectual property.....            --             --             --           5,000
  Net loss..............................            --             --       (120,913)       (120,913)
                                          ------------    -----------    ------------   ------------
Balance at December 31, 1992............            --             --       (120,913)        239,087
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........            --             --             --         539,375
  Net loss..............................            --             --       (470,998)       (470,998)
                                          ------------    -----------    ------------   ------------
Balance at December 31, 1993............            --             --       (591,911)        307,464
  Issuance of common stock at $.21 per
    share for cash......................            --             --             --          27,000
  Issuance of common stock at $.21 per
    share for services..................            --             --             --           1,088
  Net loss..............................            --             --       (618,939)       (618,939)
                                          ------------    -----------    ------------   ------------
Balance at December 31, 1994............            --             --     (1,210,850)       (283,387)
  Issuance of Series A preferred stock
    at $1.00 per share for cash.........            --             --             --       1,128,531
  Issuance of Series B preferred stock
    at $2.75 per share for cash and in
    exchange for outstanding notes
    payable, net of issuance costs of
    $15,548.............................            --             --             --       5,362,231
  Net loss..............................            --             --       (887,198)       (887,198)
                                          ------------    -----------    ------------   ------------
Balance at December 31, 1995............            --             --     (2,098,048)      5,320,177
  Issuance of common stock upon exercise
    of options..........................            --             --             --           9,000
  Net loss..............................            --             --     (3,025,236)     (3,025,236)
                                          ------------    -----------    ------------   ------------

                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

        PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) THROUGH JUNE 30, 2000


                                                                                                  PREFERRED AND
                                               CONVERTIBLE                                        COMMON STOCK
                                             PREFERRED STOCK            COMMON STOCK               SUBSCRIBED
                                         -----------------------   -----------------------   -----------------------
                                          SHARES       AMOUNT        SHARES       AMOUNT      SHARES       AMOUNT
                                         ---------   -----------   ----------   ----------   ---------   -----------
Balance at December 31, 1996...........  3,918,461   $ 7,325,137    1,266,516   $  102,088          --   $        --
  Issuance of Series C preferred stock
    at $5.63 per share for cash, net of
    issuance costs of $66,735..........    947,295     5,266,536           --           --          --            --
  Issuance of common stock upon
    exercise of options................         --            --       51,852       11,400          --            --
  Repurchase and retirement of Series A
    preferred stock....................    (11,153)      (11,153)          --           --          --            --
  Net loss.............................         --            --           --           --          --            --
                                         ---------   -----------   ----------   ----------   ---------   -----------
Balance at December 31, 1997...........  4,854,603    12,580,520    1,318,368      113,488          --            --
  Issuance of Series C preferred stock
    and warrants at $5.63 per share in
    exchange for conversion of bridge
    loans of $1,000,000 and cash, net
    of issuance costs of $43,676.......    844,166     4,709,402           --           --          --            --
  Preferred and common stock
    subscribed.........................         --            --           --           --                 1,265,958
  Issuance of common stock for
    exercisable options................         --            --       21,913        5,683          --            --
  Issuance of common stock at $.76 per
    share for cash.....................         --            --       93,881       70,974          --            --
  Deferred compensation related to
    stock options......................         --            --           --       11,520          --            --
  Amortization of deferred
    compensation.......................         --            --           --           --          --            --
  Net loss.............................         --            --           --           --          --            --
                                         ---------   -----------   ----------   ----------   ---------   -----------

                                                                          DEFICIT          TOTAL
                                                                        ACCUMULATED    STOCKHOLDERS'
                                                                         DURING THE     EQUITY (NET
                                         SUBSCRIPTIONS     DEFERRED     DEVELOPMENT       CAPITAL
                                          RECEIVABLE     COMPENSATION      STAGE        DEFICIENCY)
                                         -------------   ------------   ------------   -------------
Balance at December 31, 1996...........  $         --    $        --    $(5,123,284)   $  2,303,941
  Issuance of Series C preferred stock
    at $5.63 per share for cash, net of
    issuance costs of $66,735..........            --             --             --       5,266,536
  Issuance of common stock upon
    exercise of options................            --             --             --          11,400
  Repurchase and retirement of Series A
    preferred stock....................            --             --        (44,612)        (55,765)
  Net loss.............................            --             --     (6,752,300)     (6,752,300)
                                         ------------    -----------    ------------   ------------
Balance at December 31, 1997...........            --             --    (11,920,196)        773,812
  Issuance of Series C preferred stock
    and warrants at $5.63 per share in
    exchange for conversion of bridge
    loans of $1,000,000 and cash, net
    of issuance costs of $43,676.......            --             --             --       4,709,402
  Preferred and common stock
    subscribed.........................    (1,265,958)            --             --              --
  Issuance of common stock for
    exercisable options................            --             --             --           5,683
  Issuance of common stock at $.76 per
    share for cash.....................            --             --             --          70,974
  Deferred compensation related to
    stock options......................            --        (11,520)            --              --
  Amortization of deferred
    compensation.......................            --         11,100             --          11,100
  Net loss.............................            --             --     (9,623,503)     (9,623,503)
                                         ------------    -----------    ------------   ------------


                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

        PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) THROUGH JUNE 30, 2000


                                                                                         PREFERRED AND
                                     CONVERTIBLE                                         COMMON STOCK
                                   PREFERRED STOCK             COMMON STOCK               SUBSCRIBED
                               ------------------------   -----------------------   -----------------------   SUBSCRIPTIONS
                                 SHARES       AMOUNT        SHARES       AMOUNT      SHARES       AMOUNT       RECEIVABLE
                               ----------   -----------   ----------   ----------   ---------   -----------   -------------
Balance at December 31,
  1998.......................   5,698,769   $17,289,922    1,434,162   $  201,665          --   $ 1,265,958   $ (1,265,958)
  Issuance of Series C
    preferred stock and
    warrants at $5.63 per
    share in exchange for
    conversion of bridge
    loans and cash, net of
    issuance costs of
    $41,929..................   1,235,894     6,958,814           --           --          --            --             --
  Issuance of preferred and
    common stock
    subscribed...............     221,551     1,247,332       24,638       18,626                (1,265,958)     1,265,958
  Issuance of common stock
    for exercisable
    options..................          --            --      206,835       92,758          --            --             --
  Issuance of common stock at
    $.76 per share for
    cash.....................          --            --       52,123       39,405          --            --             --
  Deferred compensation
    related to stock
    options..................                                           3,538,485          --            --             --
  Amortization of deferred
    compensation.............          --            --           --           --          --            --             --
  Net loss...................          --            --           --           --          --            --             --
                               ----------   -----------   ----------   ----------   ---------   -----------   ------------
Balance at December 31,
  1999.......................   7,156,214    25,496,068    1,717,758    3,890,939          --            --             --
                               ----------   -----------   ----------   ----------   ---------   -----------   ------------
  Issuance of Series C
    preferred stock at $11.70
    per share for acquisition
    of VisionEx
    (unaudited)..............   3,319,363    28,772,608           --           --          --            --             --
  Issuance of Series D
    preferred stock at $5.63
    per share (unaudited)....   1,776,199    10,000,000           --           --          --            --             --
  Issuance of common stock
    for exercisable options
    (unaudited)..............          --            --      372,697      215,715          --            --             --
  Deferred compensation
    related to stock options
    (unaudited)..............          --            --           --    3,535,413          --            --             --
  Amortization of deferred
    compensation
    (unaudited)..............          --            --           --           --          --            --             --
  Deemed dividend for
    preferred stockholders
    (unaudited)..............          --            --           --           --          --            --             --
  Net loss (unaudited).......          --            --           --           --          --            --             --
  Foreign currency
    translation adjustment
    (unaudited)..............          --            --           --           --          --            --             --
  Comprehensive loss
    (unaudited)..............          --            --           --           --          --            --             --
                               ----------   -----------   ----------   ----------   ---------   -----------   ------------
Balance at June 30, 2000
  (unaudited)................  12,251,776   $64,268,676    2,090,455   $7,642,067          --            --             --
                               ==========   ===========   ==========   ==========   =========   ===========   ============

                                                                DEFICIT          TOTAL
                                               ACCUMULATED    ACCUMULATED    STOCKHOLDERS'
                                                  OTHER        DURING THE     EQUITY (NET
                                 DEFERRED     COMPREHENSIVE   DEVELOPMENT       CAPITAL
                               COMPENSATION       LOSS           STAGE        DEFICIENCY)
                               ------------   -------------   ------------   -------------
Balance at December 31,
  1998.......................  $      (420)     $     --      $(21,543,699)  $ (4,052,532)
  Issuance of Series C
    preferred stock and
    warrants at $5.63 per
    share in exchange for
    conversion of bridge
    loans and cash, net of
    issuance costs of
    $41,929..................           --            --                --      6,958,814
  Issuance of preferred and
    common stock
    subscribed...............           --            --                --      1,265,958
  Issuance of common stock
    for exercisable
    options..................           --            --                --         92,758
  Issuance of common stock at
    $.76 per share for
    cash.....................           --            --                --         39,405
  Deferred compensation
    related to stock
    options..................   (3,538,485)           --                --             --
  Amortization of deferred
    compensation.............    1,323,484            --                --      1,323,484
  Net loss...................           --            --       (14,283,743)   (14,283,743)
                               -----------      --------      ------------   ------------
Balance at December 31,
  1999.......................   (2,215,421)           --       (35,827,442)    (8,655,856)
                               -----------      --------      ------------   ------------
  Issuance of Series C
    preferred stock at $11.70
    per share for acquisition
    of VisionEx
    (unaudited)..............           --            --                --     28,772,608
  Issuance of Series D
    preferred stock at $5.63
    per share (unaudited)....           --            --                --     10,000,000
  Issuance of common stock
    for exercisable options
    (unaudited)..............           --            --                --        215,715
  Deferred compensation
    related to stock options
    (unaudited)..............   (3,535,413)           --                --             --
  Amortization of deferred
    compensation
    (unaudited)..............    1,781,846            --                --      1,781,846
  Deemed dividend for
    preferred stockholders
    (unaudited)..............           --            --       (19,244,567)   (19,244,567)
  Net loss (unaudited).......           --            --       (10,705,926)   (10,705,926)
  Foreign currency
    translation adjustment
    (unaudited)..............           --       (27,355)               --        (27,355)
                                                                             ------------
  Comprehensive loss
    (unaudited)..............           --            --                --    (10,733,281)
                               -----------      --------      ------------   ------------
Balance at June 30, 2000
  (unaudited)................  $(3,968,988)     $(27,355)     $(65,777,935)  $  2,136,465
                               ===========      ========      ============   ============


                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                     FOR THE PERIOD
                                                                                          FROM
                                                                                      FEBRUARY 13,
                                                                                    1992 (INCEPTION)        SIX MONTHS ENDED
                                                                                        THROUGH                 JUNE 30,
                                                 YEARS ENDED DECEMBER 31,             DECEMBER 31,     --------------------------
                                            1997          1998           1999             1999            1999           2000
                                         -----------   -----------   ------------   ----------------   -----------   ------------
                                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net loss...............................  $(6,752,300)  $(9,623,503)  $(14,283,743)    $(35,782,830)    $(6,170,779)  $(29,950,493)
Deemed dividend for preferred
  shareholders.........................           --            --             --               --              --     19,244,567
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Amortization of deferred
    compensation.......................           --        11,100      1,323,484        1,334,584          (6,720)     1,781,846
  Depreciation and amortization........      174,584       209,060        237,182          669,724         115,446        141,104
  Changes in operating assets and
    liabilities:
    Advanced payments -- clinical
      trials and other current
      assets...........................      103,546      (184,963)      (714,383)        (935,535)       (237,963)       122,625
    Note receivable from officer.......     (126,000)      (10,080)       (10,080)        (152,040)         (5,040)        (5,040)
    Deferred financing costs...........           --            --             --               --              --       (623,945)
    Accounts payable...................      346,205       (57,218)       404,254          822,833      (1,145,664)     1,852,104
    Accrued compensation and related
      expenses.........................       56,579        34,020       (113,676)          73,501         (82,723)        (1,209)
    Accrued expenses -- clinical trials
      and other accrued expenses.......      134,871     1,775,414      2,915,059        4,990,871       1,664,425     (1,771,204)
    Deferred rent......................        5,091           (60)        (5,415)          22,441          (2,019)        (4,773)
    License fee received from
      Visionex.........................    5,000,000            --             --        5,000,000              --             --
                                         -----------   -----------   ------------     ------------     -----------   ------------
      Net cash used in operating
        activities.....................   (1,057,424)   (7,846,230)   (10,247,318)     (23,956,451)     (5,871,037)    (9,214,418)
INVESTING ACTIVITIES
Purchase of equipment..................     (562,803)     (109,175)      (253,800)      (1,646,323)       (114,359)       (81,730)
Proceeds from refinancing under capital
  leases...............................      454,380            --             --          826,786              --             --
Deposits and other assets..............       26,578      (122,858)       153,282         (238,977)             --        (53,559)
Cash acquired from Visionex
  transaction..........................           --            --             --               --              --      4,403,403
                                         -----------   -----------   ------------     ------------     -----------   ------------
      Net cash provided by (used in)
        investing activities...........      (81,845)     (232,033)      (100,518)      (1,058,514)       (114,359)     4,268,114
FINANCING ACTIVITIES
Payments on obligation under capital
  leases...............................     (149,605)     (211,053)      (192,539)        (561,986)       (103,861)      (164,049)
Proceeds from exercise of stock
  options..............................       11,400         5,683         92,758          118,841          58,912        215,715
Proceeds from bridge loans with related
  parties..............................    1,000,000     1,000,000        500,000        3,797,222              --             --
Payments on bridge loans with related
  parties..............................   (1,000,000)   (1,000,000)            --       (2,005,000)                      (500,000)
Proceeds from issuance of preferred
  stock................................    5,266,536     4,709,402      8,206,146       24,214,999       8,205,415     10,000,000
Repurchase of preferred stock..........      (55,765)           --             --          (55,765)             --             --
Proceeds from issuance of common
  stock................................           --        70,974         58,031          216,004          11,520             --
                                         -----------   -----------   ------------     ------------     -----------   ------------
Net cash provided by financing
  activities...........................    5,072,566     4,575,006      8,664,396       25,724,315       8,171,986      9,551,666
Effect of exchange rate changes on
  cash.................................           --            --             --               --              --        (27,355)
                                         -----------   -----------   ------------     ------------     -----------   ------------
Increase (decrease) in cash and cash
  equivalents..........................    3,933,297    (3,503,257)    (1,683,440)         709,350       2,186,590      4,578,007
Cash and cash equivalents at beginning
  of period............................    1,962,750     5,896,047      2,392,790               --       2,392,789        709,350
                                         -----------   -----------   ------------     ------------     -----------   ------------
Cash and cash equivalents at end of
  period...............................  $ 5,896,047   $ 2,392,790   $    709,350     $    709,350     $ 4,579,379   $  5,287,357
                                         ===========   ===========   ============     ============     ===========   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Cash paid during the period for
  interest.............................  $    86,242   $    86,310   $     51,578     $    246,707
                                         ===========   ===========   ============     ============
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
Preferred stock issued in exchange for
  bridge loans with stockholders and
  accrued interest.....................  $        --   $ 1,000,000   $         --     $  2,356,811
                                         ===========   ===========   ============     ============
Extinguishment of liability through
  acquisition of Visionex..............                                                                              $  5,000,000
                                                                                                                     ============
Series C preferred stock issued for
  acquisition of Visionex..............                                                                              $ 28,772,608
                                                                                                                     ============


                            See accompanying notes.

                           ISTA PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION SUBSEQUENT TO DECEMBER 31, 1999 AND PERTAINING TO

              JUNE 30, 2000 AND THE SIX MONTHS ENDED JUNE 30, 1999

                             AND 2000 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
THE COMPANY

ISTA Pharmaceuticals, Inc. ("ISTA" or the "Company") was incorporated in the state of California on February 13, 1992 to discover, develop and market novel therapeutics for diseases and conditions of the eye. ISTA's initial product development efforts are focused on using highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy, corneal opacification and keratoconus. The Company's lead product candidate, Vitrase, currently in Phase III clinical trials, is a proprietary drug for the treatment of vitreous hemorrhage. The Company has not commenced commercial operations and is considered to be in the development stage.

On March 8, 2000, ISTA acquired all the outstanding shares of Visionex Pte. Ltd. in a transaction accounted for as a purchase (Note 8). The operations of Visionex are included in the consolidated financial statements since the date of acquisition. All intercompany accounts have been eliminated in consolidation.

The Company reincorporated in Delaware on August 4, 2000.

BASIS OF PRESENTATION


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been primarily engaged in research and development, and through June 30, 2000, the Company has incurred accumulated losses of $46,533,368 which do not include the deemed dividend to preferred stockholders of $19,244,567 (Note 8). Successful completion of the Company's clinical trials and continuation of operations is dependent upon the Company's ability to obtain adequate financing. Management believes the funds on hand at June 30, 2000, combined with the funds received from the Allergan line of credit (Note 10) are adequate to sustain operations through December 31, 2000.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks, certificates of deposit and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally 5 to 7 years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets.

                           ISTA PHARMACEUTICALS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) IMPAIRMENT OF LONG-LIVED ASSETS


In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly, the Company has not recognized any impairment losses through June 30, 2000.


RESEARCH AND DEVELOPMENT COSTS

Expenditures relating to research and development are expensed in the period incurred. The Company also expenses costs incurred to obtain and prosecute patents as recoverability of such expenditures is not assured. Approximately $360,000 and $136,000 of patent-related costs were included in research and development expense in 1998 and 1999, respectively. From February 13, 1992 through December 31, 1999 the Company expensed approximately $496,000 related to these costs.

STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28 over the vesting period of the options.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF 96-18 and recognized over the related service period. Deferred charges for options granted to non-employees are periodically remeasured as the options vest.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EFFECT OF NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company will adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 133 is not anticipated to have an impact on the

                           ISTA PHARMACEUTICALS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Company's results of operations or financial condition as the Company holds no derivative financial instruments and does not currently invest in derivative instruments or engage in hedging activities.

In March 2000, the Financial Accounting Standards Board issued Financial Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25. FIN 44 clarifies the definition of an employee for purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. Management believes that FIN 44 will not have a material effect on the financial position or results of operations of the Company.

NET LOSS PER SHARE

In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (SAB) No. 98, basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

Pro forma net loss per common share in the Statement of Operations has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that will automatically convert upon the closing of the initial public offering contemplated by this prospectus (using the as-if converted method from the original date of issuance).


The Company has excluded all preferred stock, outstanding options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 5,281,742, 6,551,123 and 8,595,271 for the years ended December 31, 1997, 1998 and 1999, respectively, and 7,214,324 and 11,993,870 for the six months ended June 30, 1999 and 2000, respectively.



Included in the six months ended June 30, 2000 net loss per common share, basic and diluted, and pro forma net loss per common share, basic and diluted, is the deemed dividend for preferred stockholders of $19,244,567 (note 8).


UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY


The unaudited pro forma stockholders' equity at March 31, 2000 reflects the conversion of 12,251,776 shares of convertible preferred stock outstanding as of March 31, 2000 into 8,783,753 shares of common stock.

                           ISTA PHARMACEUTICALS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

2. BALANCE SHEET DETAILS

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
Property and equipment:
  Equipment.................................................  $  648,509    $1,115,641
  Furniture and fixtures....................................     538,025       324,693
  Leasehold improvements....................................     206,359       206,359
                                                              ----------    ----------
                                                               1,392,893     1,646,693
Less accumulated depreciation and amortization..............    (425,912)     (663,093)
                                                              ----------    ----------
                                                              $  966,981    $  983,600
                                                              ==========    ==========

Total depreciation and amortization expense amounted to $174,584, $209,060, $237,182 and $669,724 for the years ended December 31, 1997, 1998 and 1999 and for the period from February 13, 1992 (inception) through December 31, 1999, respectively.

3. RELATED PARTY TRANSACTIONS

A stockholder of the Company is also a stockholder of a supplier with which the Company entered into an agreement in 1996. The supplier provides certain manufacturing services to the Company. For the years ended December 31, 1997, 1998 and 1999 and the period from February 13, 1992 (inception) through December 31, 1999, the Company purchased $171,502, $148,138, $108,162 and $427,802, respectively, in services from the supplier.

In 1997, the Company provided an unsecured loan to an officer in the amount of $126,000. The principal amount of the loan, plus accrued interest of 8% per annum, is due and payable in full on May 30, 2002.

During the years ended December 31, 1997, 1998 and 1999 and the period from February 13, 1992 (inception) through December 31, 1999, the Company made total payments of approximately $28,500, $31,300, $36,200 and $140,435, respectively, to a management company owned by a stockholder of the Company for reimbursement of services performed on behalf of the Company and for reimbursement of out-of-pocket expenses.

In November 1998, notes payable to certain stockholders totaling $1,000,000 were converted into shares of Series C preferred stock at $5.63 per share.

In December 1999, certain stockholders of the Company provided an unsecured loan to the Company in the amount of $500,000. In January 2000, the Company borrowed an additional $1,250,000 from certain

                           ISTA PHARMACEUTICALS, INC.

3. RELATED PARTY TRANSACTIONS (CONTINUED) stockholders. The principal amount of the loans, plus accrued interest at 9.0% per annum, was repaid in full in March 2000.

4. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

PREFERRED STOCK


At June 30, 2000, convertible preferred stock authorized and outstanding is as follows:


                                                SHARES        SHARES          LIQUIDATION
                                              AUTHORIZED    OUTSTANDING          VALUE
                                              ----------    -----------    -----------------
Series A....................................   1,951,753     1,951,753        $ 1,951,753
Series A1...................................   1,951,753            --                 --
Series B....................................   1,955,555     1,955,555          5,377,776
Series B1...................................   1,955,555            --                 --
Series C....................................   8,503,036     3,248,906         18,291,341
Series C1...................................   8,503,036            --                 --
Series D....................................   1,776,199     1,776,199         10,000,000
Series D1...................................   1,776,199            --                 --
                                              ----------     ---------        -----------
                                              28,373,086     8,932,413        $35,620,870
                                              ==========     =========        ===========

In the event the Company completes a dilutive issuance of common stock, each share of Series A, Series B and Series C preferred stock held by stockholders that do not participate in the issuance shall be converted into one share of Series A1, Series B1 and Series C1 preferred stock, respectively, plus such number of fully paid, non-assessable shares of common stock based on a conversion rate, subject to certain anti-dilution provisions.

A dilutive issuance means an issuance of common stock (including securities exercisable or convertible into common stock) in a financing for a consideration per share less than the conversion price of the Series A, B, C and D preferred stock in effect on the date of and immediately prior to such issuance.

Each share of preferred stock is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for each series of preferred stock at the time of conversion into the per share conversion value of such series. The initial conversion price per share of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock and Series C-1 preferred stock is $1.00, $1.00, $2.75, $2.75, $5.63 and $5.63, respectively. The per share conversion value of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock and Series C-1 preferred stock is $1.35, $1.35, $3.71, $3.71, $7.60 and $7.60, respectively.

The holders of Series A, Series A1, Series B, Series B1, Series C and Series C1 preferred stock (collectively "Preferred Stock") are entitled to receive annual dividends of $0.08, $0.08, $0.22, $0.22, $0.45 and $0.45 per share, respectively, when and if declared by the board of directors, prior to and in preference to holders of common stock. The right to such dividends, if declared by the board of directors, shall be cumulative. As of December 31, 1999, no dividends have been declared. In the event of a liquidation of the Company, preferred stockholders are entitled to a liquidation preference of $1.00 per share for Series A and Series A1, $2.75 per share for Series B and Series B1, and $5.63 per share for Series C and Series C1, plus any declared and unpaid dividends on such shares.

                           ISTA PHARMACEUTICALS, INC.

4. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
The Preferred Stock is convertible into common stock at any time at the option of the holder on a one to 0.74 basis, subject to anti-dilution adjustments, and will automatically convert upon the closing of the initial public offering contemplated by this prospectus, or by the written consent or affirmative vote of a majority of the preferred stockholders. Each share of outstanding Preferred Stock is entitled to one vote for each share of common stock into which it could be converted.

PREFERRED AND COMMON STOCK SUBSCRIBED

Preferred and common stock subscribed reflects 221,551 and 24,638 shares of the Company's Series C preferred and common stock, respectively, subscribed by certain stockholders in December 1998 at a per share price of $5.63 and $0.76, respectively. A corresponding subscription receivable was included in stockholders' equity as of December 31, 1998. In January 1999, the Company completed the subscribed transaction, and all preferred and common stock subscription amounts were received and all preferred and common stock and stock purchase warrants subject to the subscriptions were issued. The warrants were not separately valued, therefore the entire proceeds from the transaction are included in Preferred Stock in the accompanying balance sheet.

COMMON STOCK WARRANTS


In connection with the Series C preferred stock financing completed during 1998 and 1999, the Company also sold to the investors warrants to purchase 793,184 shares of common stock which were bundled with the preferred stock as a combined unit. Each of the combined units consists of 10 shares of preferred stock and five warrants to purchase a share of common stock at $.076 per share. The warrants expire upon the earlier of five years from the date of issuance or the closing of an initial public offering. The warrants also provide the holder with the option to receive common shares equal to the intrinsic value of the warrant at the time of warrant exercise (a "cashless exercise"). As the warrants were sold with the stock in a combined unit, the warrants were not separately valued and the proceeds from the financing were not allocated between Series C Preferred Stock and common stock. Accordingly, the entire proceeds from the financing are included in Preferred Stock in the accompanying Balance Sheet.


STOCK COMPENSATION PLAN

The Company has reserved 3,148,148 shares of common stock under the 1993 Stock Option Plan (the "Plan") for issuance to eligible employees, officers, directors and consultants. The Plan provides for the grant of incentive and nonstatutory stock options. Terms of the stock option agreements, including vesting requirements, are determined by the board of directors, subject to the provisions of the Plan. Options granted by the Company vest ratably over four years and are exercisable from the date of grant for a period of ten years. The option price equals the estimated fair value of the common stock as determined by the board of directors on the date of the grant.

                           ISTA PHARMACEUTICALS, INC.

4. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
A summary of the Company's stock option activity and related information follows:


                                                                                 WEIGHTED-
                                                                                  AVERAGE
                                                SHARES      PRICE PER SHARE    EXERCISE PRICE
                                               ---------    ---------------    --------------
Outstanding at December 31, 1996.............  1,103,704      $.21 - $.38           $.26
  Granted....................................    689,444             $.76           $.76
  Exercised..................................    (51,852)     $.21 - $.38           $.23
  Canceled...................................    (55,556)            $.38           $.38
                                               ---------
Outstanding at December 31, 1997.............  1,685,740      $.21 - $.76           $.46
  Granted....................................    302,594             $.76           $.76
  Exercised..................................    (21,913)     $.21 - $.38           $.26
  Canceled...................................    (19,569)     $.38 - $.76           $.60
                                               ---------
Outstanding at December 31, 1998.............  1,946,852      $.21 - $.76           $.50
  Granted....................................  1,000,074             $.76           $.76
  Exercised..................................   (206,835)     $.21 - $.76           $.44
  Canceled...................................   (254,288)     $.38 - $.76           $.71
                                               ---------
Outstanding at December 31, 1999.............  2,485,803      $.21 - $.76           $.59
  Granted (unaudited)........................    493,333             $.76           $.76
  Exercised (unaudited)......................   (372,697)     $.20 - $.76           $.56
  Canceled (unaudited).......................   (189,506)            $.76           $.76
                                               ---------
Outstanding at June 30, 2000 (unaudited).....  2,416,933      $.20 - $.76           $.63
                                               =========


The following table summarizes information about options outstanding at December 31, 1999:

                                                      OPTIONS OUTSTANDING
                                                 -----------------------------      OPTIONS EXERCISABLE
                                                  WEIGHTED                        ------------------------
                                                   AVERAGE                                       WEIGHTED-
                                                  REMAINING        WEIGHTED         NUMBER        AVERAGE
                                    NUMBER       CONTRACTUAL       AVERAGE        EXERCISABLE    EXERCISE
    RANGE OF EXERCISE PRICE       OUTSTANDING       LIFE        EXERCISE PRICE    AND VESTED       PRICE
    -----------------------       -----------    -----------    --------------    -----------    ---------
$.21 - $.76.....................   2,485,803        7.10             $.59          1,465,246       $.43

Pro forma net loss information has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed in SFAS No. 123. The fair value of these options was estimated at the date of grant using the minimum value pricing model with the following weighted average assumptions for 1997, 1998 and 1999: risk-free interest rate of 4.83%, 6.18% and 5.5%, respectively, zero dividend yield; and a weighted-average life of the option of five years. The estimated weighted average fair value of stock options granted during 1997, 1998 and 1999 was $.19, $.16 and $.17, respectively.

The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                           ISTA PHARMACEUTICALS, INC.

4. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company's pro forma information follows:

                                                      YEARS ENDED DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Pro forma net loss.........................  $(6,800,745)   $(9,686,181)   $(14,359,850)
                                             ===========    ===========    ============
Net loss, as reported......................  $(6,752,300)   $(9,623,503)   $(14,283,743)
                                             ===========    ===========    ============
Pro forma net loss per share, basic and
  diluted..................................  $     (5.32)   $     (7.22)   $      (9.56)
                                             ===========    ===========    ============
Net loss per share, basic and diluted, as
  reported.................................  $     (5.28)   $     (7.17)   $      (9.50)
                                             ===========    ===========    ============

In March 2000 the Board of Directors of the Company approved the 2000 Stock Option Plan and 2000 Employee Stock Purchase Plan subject to approval of the stockholders. Upon approval of the plan by the stockholders and upon completion of an initial public offering, the 1993 Stock Option Plan will terminate, no further grants will be made under the 1993 Stock Option Plan, and any shares reserved but not issued under the 1993 Stock Option Plan will be available for grant under the 2000 Stock Plan.

SHARES RESERVED FOR FUTURE ISSUANCE

The following shares of common stock are reserved for future issuance at December 31, 1999:

Conversion Series A, B and C preferred stock................  13,084,795
Exercise of Visionex Call Option Agreement..................   2,458,787
Stock options:
  Granted and outstanding...................................   2,485,803
  Reserved for future grants................................     662,345
Exercise of warrants........................................     805,018
                                                              ----------
                                                              19,496,748
                                                              ==========

DEFERRED COMPENSATION


During the year ended December 31, 1999 and the six months ended June 30, 2000, in connection with the grant of various stock options to employees, the Company recorded deferred stock compensation totaling $3,538,485 and $3,535,413, respectively, representing the difference between the exercise price and the estimated market value of the Company's common stock as determined by the Company's management on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recorded amortization of deferred compensation expense of $1,323,484 and $1,782,000, respectively. As of June 30, 2000, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $1,381,000, $1,615,000, $746,000, $213,000 and $4,000 for the remaining six months of 2000, and for the years ended December 31, 2001, 2002, 2003 and 2004, respectively.

                           ISTA PHARMACEUTICALS, INC.

5. COMMITMENTS AND CONTINGENCIES

CLINICAL TRIAL AGREEMENTS

During 1998, the Company entered into several agreements with contract research organizations to perform Phase II and III clinical trials in various countries. Upon early termination, the Company is subject to a termination fee of approximately $200,000 as defined in the agreements. The Company presently has no intention of terminating the agreements. As of December 31, 1999, the Company had approximately $3.7 million of future obligations relating to these projects.

LEASE COMMITMENTS

The Company leases its corporate and laboratory facilities and certain equipment under various operating leases. As of December 31, 1999, the Company has made approximately $236,000 in cash deposits related to both capital and operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the term. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Additionally, the Company is required to pay taxes, insurance and maintenance expenses related to the building. Rent expense on the facilities and equipment during 1997, 1998, 1999 and the period February 13, 1992 (inception) through December 31, 1999 was $232,446, $288,462, $237,159 and $993,253, respectively.

Future annual minimum payments under operating and capital leases as of December 31, 1999 are as follows:

                                                              OPERATING     CAPITAL
                 YEARS ENDING DECEMBER 31:                     LEASES       LEASES
                 -------------------------                    ---------    ---------
2000........................................................  $190,982     $ 267,791
2001........................................................   156,748        15,567
2002........................................................    38,420            --
2003........................................................    12,009            --
                                                              --------     ---------
                                                              $398,159       283,358
                                                              ========
Less amounts representing interest..........................                 (17,646)
                                                                           ---------
Present value of future minimum lease payments..............                 265,712
Less current portion........................................                (250,306)
                                                                           ---------
Long-term obligation under capital lease....................               $  15,406
                                                                           =========

PURCHASE COMMITMENTS

The Company entered into a long term supply agreement with a producer of hyaluronidase in the United Kingdom. The supply agreement provides for the United Kingdom manufacturer to supply, and the

                           ISTA PHARMACEUTICALS, INC.

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Company to purchase, certain minimum levels of hyaluronidase. At December 31, 1999, the approximate future purchase commitments under the supply agreement are as follows:

2000........................................................  $  143,000
2001........................................................     205,000
2002........................................................     492,000
2003........................................................     615,000
                                                              ----------
                                                              $1,455,000
                                                              ==========

6. INCOME TAXES

At December 31, 1999, the Company had federal and California income tax net operating loss carryforwards of approximately $17,308,000 and $14,778,000, respectively.

The federal tax loss carryforwards will begin to expire in 2007, unless previously utilized. The California net operating loss will continue to expire in 2000, unless previously utilized. The Company also has federal and California research tax credit carryforwards of $1,468,000 and $860,000, respectively, which will begin to expire in 2010 unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited because of cumulative changes in ownership of more than 50.0% which have occurred. However, the Company does not believe such limitation will have a material impact upon the utilization of these carryforwards.

Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $15,745,000 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain.

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1998            1999
                                                           -----------    ------------
Deferred tax asset:
  Net operating loss carryforwards.......................  $ 1,624,000    $  6,907,000
  Research and development credits.......................    1,063,000       2,027,000
  Capitalized research and development...................    2,712,000       4,505,000
  Deferred revenue.......................................    2,037,000       2,037,000
  Other, net.............................................           --         269,000
                                                           -----------    ------------
Total deferred tax asset.................................    7,436,000      15,745,000
Deferred tax liability:
  Other, net.............................................     (137,000)             --
                                                           -----------    ------------
Net deferred tax assets..................................    7,299,000      15,745,000
Valuation allowance for deferred tax assets..............   (7,299,000)    (15,745,000)
                                                           -----------    ------------
                                                           $        --    $         --
                                                           ===========    ============

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Savings Plan (the "Plan") covering substantially all employees that have been employed for at least three months and meet certain age requirements. Employees may contribute up to

                           ISTA PHARMACEUTICALS, INC.

7. EMPLOYEE BENEFIT PLAN (CONTINUED)
15% of their compensation per year (subject to a maximum limit by federal tax law). The Company does not provide matching contributions to the Plan.

8. VISIONEX AGREEMENTS AND ACQUISITION

In June 1997, the Company entered into a seven-year agreement with Visionex Pte. Ltd. ("Visionex"), a Singapore corporation. The Company granted Visionex the exclusive right to register, import, market, sell and distribute the Company's products in East Asia (excluding Japan and Korea) in exchange for a license fee paid by Visionex to the Company of $5,000,000. Upon the formation of Visionex, the Company had no ownership interest in Visionex, but investors owning 87.3% of ISTA also owned 62.5% of Visionex. At March 8, 2000, investors who owned 66% of ISTA shares controlled 100% of Visionex shares. In addition, three of the five board members of Visionex at December 31, 1999 are also board members of the Company.

The Company also entered into a Call Option Agreement (the "Agreement") with Visionex and its shareholders (the "Shareholders"), whereby the Company may require the Shareholders to exchange their outstanding shares of Visionex stock (the "Preference Shares") for the Company's stock (the "Call Option"). The Visionex Preference Shares would have been exchanged for a range dependent upon the annual revenues of Visionex, as defined in the Agreement, of 1,668,662 up to 2,458,786 shares of the Company's common stock, or, if the Company has not yet successfully completed an initial public offering, Series C preferred stock. The Call Option could have been exercised by the Company anytime during the two-year period beginning June 27, 2000, but could have been deferred for a period of up to two years by a majority of the holders of the Preference Shares.

The Agreement also provided for a put option whereby each of the Visionex Shareholders may require the Company to purchase the outstanding Preference Shares held by such shareholder. The per share purchase price to be paid by the Company under the put option is 0.1689 shares of the Company's common stock, or, if the Company has not yet successfully completed an initial public offering, Series C preferred stock (up to a maximum of 2,252,694 shares). The put option was exercisable anytime in the three-year period beginning June 27, 1999.

The Company's financial statements through December 31, 1999 do not include the assets, liabilities, or results of operations of Visionex due to the Company's lack of ownership interest in Visionex and lack of control of the operations of Visionex during such period. Due to the existence of the put option, the $5 million license fee received from Visionex was recorded as a liability.


On March 8, 2000, the Company issued 3,319,363 shares of Series C preferred stock to acquire all of the outstanding capital stock of Visionex, which is convertible into 2,458,787 shares of common stock. The assets of Visionex consisted primarily of cash of approximately $4.4 million and the product rights originally acquired from the Company by Visionex. The tangible assets were valued at Visionex's carrying value, which approximates fair value. The Company recorded no value for such intangible assets since (i) Visionex had not made any substantial progress in commercializing the products since it had originally acquired them, and (ii) the intangible assets had originally been acquired from the Company, and (iii) the Company had no historical cost basis in the assets prior to the transfer of them to Visionex. The liability related to the license fee received from Visionex was extinguished and transferred to equity. Accordingly, the Company recorded a deemed dividend of $19.2 million in the first quarter of 2000 for the excess of the estimated value of the shares issued over the net tangible assets acquired.

                           ISTA PHARMACEUTICALS, INC.

8. VISIONEX AGREEMENTS AND ACQUISITION (CONTINUED)
Had the acquisition of Visionex occurred on January 1, 1999, the Company's unaudited pro forma combined net loss and net loss per share for 1999 would have been $14,260,367 and $1.46, respectively, excluding the deemed dividend.

9. GEOGRAPHIC INFORMATION

During 1999, the Company purchased certain laboratory and production equipment for use in Mexico and the United Kingdom. Laboratory and production equipment located in these areas totaled $278,722 and $385,475 at December 31, 1998 and 1999, respectively.

The Company also has certain obligations denoted in foreign currency relating to clinical trials in Mexico, the United Kingdom, Poland, Germany, and the Netherlands. At December 31, 1998 and 1999 these obligations totaled $58,201 and $74,544, respectively.

10. SUBSEQUENT EVENTS

In March 2000, the Company entered into a license agreement with Allergan, under which Allergan will be responsible for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico and Japan. Under a related supply agreement, ISTA will supply all of Allergan's requirements of Vitrase at a fixed price per unit subject to certain future adjustments. The term of the license is ten full calendar years after the date of the first commercial sale. Profits on the sale of Vitrase in the United States will be split on a 50/50 basis between Allergan and the Company. The Company is responsible for all costs of product development, preclinical studies and clinical trials of Vitrase and may receive up to $35.0 million in payments from Allergan upon the achievement of specified regulatory and development objectives.

The Company issued 1,776,199 shares of Series D preferred stock to Allergan at $5.63 per share for proceeds of approximately $10.0 million. These shares are convertible into common stock upon an initial public offering based on a conversion ratio determined by and approximating the initial public offering price or at any time after September 30, 2000 based on a specified rate. The preferred shares shall be entitled to a dividend of $0.45 per share when and if declared by the board of directors.

In connection with the Company's license agreement with Allergan, the Company expects to enter into a credit agreement with Allergan which will provide for up to $10.0 million to be used for Vitrase specific development expenses. The aggregate amount of this credit line may increase by $2.5 million upon the filing of a New Drug Application for Vitrase by the Company. The credit agreement will be terminated if the registration statement covering the Company's initial public offering is declared effective by the Securities and Exchange Commission prior to September 30, 2000.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Visionex Pte. Ltd.

We have audited the accompanying balance sheets of Visionex Pte. Ltd. (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity and cash flows for the period May 24, 1997 (inception) through December 31, 1997, the years ended December 31, 1998 and 1999, and the period May 24, 1997 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visionex Pte. Ltd. (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period May 24, 1997 (inception) through December 31, 1997, the years ended December 31, 1998 and 1999, and the period May 24, 1997 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Diego, California
March 8, 2000

                               VISIONEX PTE. LTD.
                         (a development stage company)

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,416,932    $ 4,369,960
  Receivable from related party.............................           --         78,750
                                                              -----------    -----------
     Total current assets...................................    4,416,932      4,448,710
Property and equipment, net.................................       22,600         12,755
  Licensed technology, net..................................    3,928,571      3,214,286
  Other assets..............................................       13,703         16,747
                                                              -----------    -----------
                                                              $ 8,381,806    $ 7,692,498
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    23,790    $    33,731
                                                              -----------    -----------
     Total current liabilities..............................       23,790         33,731
Commitments
Stockholders' equity:
  Convertible preference shares, $.07 par value; 12,000,000
     shares authorized in 1998 and 1999; 10,666,717 shares
     issued and outstanding in 1998 and 1999................      745,920        745,920
  Ordinary shares, no par value, 8,000,000 shares authorized and 20 shares issued and outstanding in 1998 and
     1999...................................................            2              2
  Additional paid-in capital................................    9,920,746      9,920,746
  Accumulated other comprehensive loss......................   (1,025,447)    (1,033,787)
  Deficit accumulated during the development stage..........   (1,283,205)    (1,974,114)
                                                              -----------    -----------
     Total stockholders' equity.............................    8,358,016      7,658,767
                                                              -----------    -----------
     Total liabilities and stockholders' equity.............  $ 8,381,806    $ 7,692,498
                                                              ===========    ===========

                            See accompanying notes.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                            STATEMENTS OF OPERATIONS

                                       FOR THE PERIOD                                  FOR THE PERIOD
                                        FROM MAY 24,                                    FROM MAY 24,
                                      1997 (INCEPTION)          YEARS ENDED           1997 (INCEPTION)
                                          THROUGH               DECEMBER 31,              THROUGH
                                        DECEMBER 31,      ------------------------      DECEMBER 31,
                                            1997             1998          1999             1999
                                      ----------------    -----------    ---------    ----------------
Costs and expenses:
  Amortization of licensed
     technology.....................     $ 357,143        $   714,286    $ 714,285      $ 1,785,714
  Research and development..........         4,475             57,308       32,404           94,187
  General and administrative........       102,785            256,406      153,681          512,872
                                         ---------        -----------    ---------      -----------
     Total costs and expenses.......       464,403          1,028,000      900,370        2,392,773
                                         ---------        -----------    ---------      -----------
Loss from operations................      (464,403)        (1,028,000)    (900,370)      (2,392,773)
Interest income.....................           179            209,019      209,461          418,659
                                         ---------        -----------    ---------      -----------
Net loss............................     $(464,224)       $  (818,981)   $(690,909)     $(1,974,114)
                                         =========        ===========    =========      ===========

                            See accompanying notes.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                       STATEMENT OF SHAREHOLDERS' EQUITY
         PERIOD FROM MAY 24, 1997 (INCEPTION) THROUGH DECEMBER 31, 1999

                                                                                                      DEFICIT
                                  CONVERTIBLE                                        ACCUMULATED    ACCUMULATED
                               PREFERENCE SHARES     ORDINARY SHARES   ADDITIONAL       OTHER       DURING THE        TOTAL
                             ---------------------   ---------------    PAID-IN     COMPREHENSIVE   DEVELOPMENT   STOCKHOLDERS'
                               SHARES      AMOUNT    SHARES   AMOUNT    CAPITAL         LOSS           STAGE         EQUITY
                             ----------   --------   ------   ------   ----------   -------------   -----------   -------------
  Issuance of Convertible
    Preference shares for
    cash...................  10,666,717   $745,920     --       $--    $9,920,746    $        --    $       --     $10,666,666
  Issuance of ordinary
    shares for cash........          --         --     20        2             --             --            --               2
  Net loss.................          --         --     --       --             --             --      (464,224)       (464,224)
  Foreign currency
    translation
    adjustment.............          --         --     --       --             --       (838,807)           --        (838,807)
                                                                                                                   -----------
  Comprehensive loss.......          --         --     --       --             --             --            --      (1,303,031)
                             ----------   --------     --       --     ----------    -----------    -----------    -----------
Balance at December 31,
  1997.....................  10,666,717    745,920     20        2      9,920,746       (838,807)     (464,224)      9,363,637
  Net loss.................          --         --     --       --             --             --      (818,981)       (818,981)
  Foreign currency
    translation
    adjustment.............          --         --     --       --             --       (186,640)           --        (186,640)
                                                                                                                   -----------
  Comprehensive loss.......          --         --     --       --             --             --            --      (1,005,621)
                             ----------   --------     --       --     ----------    -----------    -----------    -----------
Balance at December 31,
  1998.....................  10,666,717    745,920     20        2      9,920,746     (1,025,447)   (1,283,205)      8,358,016
  Net loss.................          --         --     --       --             --             --      (690,909)       (690,909)
  Foreign currency
    translation
    adjustment.............          --         --     --       --             --         (8,340)           --          (8,340)
                                                                                                                   -----------
  Comprehensive loss.......          --         --     --       --             --             --            --        (699,249)
                             ----------   --------     --       --     ----------    -----------    -----------    -----------
Balance at December 31,
  1999.....................  10,666,717   $745,920     20       $2     $9,920,746    $(1,033,787)   $(1,974,114)   $ 7,658,767
                             ==========   ========     ==       ==     ==========    ===========    ===========    ===========

                            See accompanying notes.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                           FOR THE PERIOD                                 FOR THE PERIOD
                                            FROM MAY 24,                                   FROM MAY 24,
                                                1997                                           1997
                                            (INCEPTION)             YEARS ENDED            (INCEPTION)
                                              THROUGH              DECEMBER 31,              THROUGH
                                            DECEMBER 31,      -----------------------      DECEMBER 31,
                                                1997             1998         1999             1999
                                          ----------------    ----------   ----------    ----------------
OPERATING ACTIVITIES
Net loss................................    $  (464,224)      $ (818,981)  $ (690,909)     $(1,974,114)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Amortization of licensed technology...        357,143          714,286      714,285        1,785,714
  Depreciation and amortization.........             --            4,892        9,845           14,737
  Changes in operating assets and
     liabilities:
     Receivable from related party......             --               --      (78,750)         (78,750)
     Other assets.......................        (17,534)           3,831       (3,044)         (16,747)
     Accounts payable...................         26,812           (3,022)       9,941           33,731
                                            -----------       ----------   ----------      -----------
       Net cash used in operating
          activities....................        (97,803)         (98,994)     (38,632)        (235,429)
INVESTING ACTIVITIES
Purchases of property and equipment.....             --          (27,492)          --          (27,492)
License fee paid to ISTA
  Pharmaceuticals.......................     (5,000,000)              --           --       (5,000,000)
                                            -----------       ----------   ----------      -----------
       Net cash used in investing
          activities....................     (5,000,000)         (27,492)          --       (5,027,492)
FINANCING ACTIVITIES
Proceeds from issuance of preference
  shares................................     10,666,666               --           --       10,666,666
Proceeds from issuance of ordinary
  shares................................              2               --           --                2
                                            -----------       ----------   ----------      -----------
       Net cash provided by financing
          activities....................     10,666,668               --           --       10,666,668
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH..................................       (838,807)        (186,640)      (8,340)      (1,033,787)
Increase (decrease) in cash and cash
  equivalents...........................      4,730,058         (313,126)     (46,972)       4,369,960
Cash and cash equivalents at beginning
  of period.............................             --        4,730,058    4,416,932               --
                                            -----------       ----------   ----------      -----------
Cash and cash equivalents at end of
  period................................    $ 4,730,058       $4,416,932   $4,369,960      $ 4,369,960
                                            ===========       ==========   ==========      ===========

                            See accompanying notes.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Visionex Pte. Ltd. ("Visionex"), was incorporated in Singapore on May 24, 1997 to develop and commercialize therapeutic ophthalmic drugs and non-surgical vision correction systems and to manufacture and distribute such systems and products.

All of the outstanding shares of Visionex are owned by investors who are also investors in ISTA Pharmaceuticals, Inc., however Visionex management does not believe that Visionex and ISTA were under common control during the periods presented.

On March 8, 2000, all of the outstanding preference and ordinary shares of Visionex were acquired by ISTA Pharmaceuticals, Inc. through the exchange of 3,319,363 shares of its Series C preferred stock.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks, certificates of deposit and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally 3 to 5 years) and leasehold improvements are amortized using the straight-line method over the useful life of the asset or the lease term, whichever is shorter.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, Visionex assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, Visionex measures the amount of such impairment by comparing the cash flows associated with the use of the asset. While Visionex's current and historical operating and cash flow losses are indicators of impairment, Visionex believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly Visionex has not recognized any impairment losses through December 31, 1999.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RESEARCH AND DEVELOPMENT

Expenditures relating to research and development are expensed in the period incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION AND COMPREHENSIVE INCOME (LOSS)

As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires unrealized gains or losses on the Company's cash, and cash equivalents and available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income (loss).

The financial statements of the Company are measured using the Singapore Dollar
(SGD) as the functional currency. Assets and liabilities of the Company have been translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expense items have been translated into U.S. dollars at the average daily rate of exchange during the reporting period. The resulting translation adjustments are included as a separate component of other comprehensive income (loss).

Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses that are reflected in income as unrealized (based on period-end transactions) or realized upon settlement of the transactions. The Company incurred a transaction gain/(loss) of $21,986, $(2,757) and $549 during 1997, 1998 and 1999, respectively.

INCOME TAXES

Total tax expense to the Singapore government amounted to $10,000 for the year ended December 31, 1999 and for the period from May 24, 1997 (inception) through December 31, 1999. The Company is not subject to and is not required to pay U.S. federal income taxes.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999

2. BALANCE SHEET DETAILS

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
Property and equipment:
  Computer equipment........................................  $ 7,308    $  7,308
  Leasehold improvements....................................   20,184      20,184
                                                              -------    --------
                                                               27,492      27,492
Less accumulated depreciation and amortization..............   (4,892)    (14,737)
                                                              -------    --------
                                                              $22,600    $ 12,755
                                                              =======    ========

Total depreciation and amortization expense amounted to $9,845, $4,892 and $14,737 for the years ended December 31, 1998 and 1999 and for the period from May 24, 1997 (inception) through December 31, 1999, respectively. There was no depreciation or amortization expense for the period from May 24, 1997 (inception) through December 31, 1997. All property and equipment is located at the Company's Singapore operating location.

3. STOCKHOLDERS' EQUITY

PREFERENCE SHARES

Each preference share shall be entitled to one vote. The preference shares are not redeemable by Visionex. In the event of the liquidation of Visionex, the holders of preference shares shall have priority in the repayment of capital (based on the issue price) over holders of ordinary shares with respect to any net proceeds from liquidation of Visionex after payments to all the creditors of Visionex, whether secured or unsecured.

The preference shares are convertible into one ordinary share at the option of the holders. The preference shares shall be automatically converted into ordinary shares at the conversion ratio in the event not less than 75% of the holders of the issued and outstanding preference shares consent in writing to such conversion or resolve by way of a special resolution at a duly convened meeting of the preference shareholders, approving such a conversion.

4. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases primarily consist of a facility lease. Rent expense on the facility lease during 1998, 1999 and the period from inception (May 24, 1997) through December 31, 1999 was $33,268, $43,750 and $77,018, respectively. There was no rent expense for the period May 24, 1997 (inception) through December 31, 1997.

                               VISIONEX PTE. LTD.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Future annual minimum payments under the operating leases as of December 31, 1999 are as follows:

                 YEARS ENDING DECEMBER 31:                    OPERATING LEASES
                 -------------------------                    ----------------
2000........................................................      $51,636
2001........................................................        6,071
2002........................................................        1,804
2003........................................................        1,022
                                                                  -------
                                                                  $60,533
                                                                  =======

RESEARCH AND CAPITAL EXPENDITURE COMMITMENTS

In 1998, Visionex entered into an agreement with the Economic Development Board of Singapore. Under the agreement, the company committed to implement a research project requiring aggregate expenditures of $3.0 million in capital equipment and $2.3 million in operating costs, preliminarily budgeted to be incurred as follows:

                  YEAR ENDING DECEMBER 31,                      AMOUNT
                  ------------------------                    ----------
1999........................................................  $1,040,000
2000........................................................  $2,460,000
2001........................................................  $  680,000
2002........................................................  $1,100,000

This commitment was made as consideration for the abatement of a transfer tax of up to $1.0 million which would otherwise have been payable to the Singapore government on the license of technology from ISTA in 1997. Through December 31, 1999, Visionex has not met the operating expenditure plans as set forth in the agreement, and ISTA management is not currently planning to meet the expenditure plans for 2000 through 2002. The Economic Development Board has accepted a suspension of the original project, but has not formally approved a termination of the Company's remaining research and capital expenditure commitment.

                           ISTA PHARMACEUTICALS, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                                  INTRODUCTION

ISTA Pharmaceuticals ("ISTA") entered into a stock purchase agreement with Visionex Pte. Ltd. ("Visionex"), which was consummated on March 8, 2000.

The unaudited pro forma combined statements of operations which follow have been prepared by ISTA based upon the historical financial statements of ISTA and Visionex, and may not be indicative of the results that may have actually occurred if the combination had been in effect on the date indicated or for the periods presented or that may be obtained in the future. The pro forma combined condensed financial statements should be read in conjunction with the audited financial statements and notes of ISTA and Visionex included elsewhere in the Prospectus.


The unaudited pro forma combined condensed statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 assume the purchase of Visionex had been consummated on January 1, 1999. The pro forma information is based on the historical financial statements of ISTA and Visionex giving effect to the transaction under the purchase method of accounting and the assumptions and adjustments in the accompanying footnotes.

                           ISTA PHARMACEUTICALS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                                                        TOTAL
                                                                     PRO FORMA         COMBINED
                                           ISTA        VISIONEX     ADJUSTMENTS        RESULTS
                                       ------------    ---------    -----------      ------------
Costs and expenses:
  Research and development...........  $ 11,061,278    $ 746,689     $(714,285)(a)   $ 11,093,682
  General and administrative.........     3,240,286      153,681            --          3,393,967
                                       ------------    ---------     ---------       ------------
     Total costs and expenses........    14,301,564      900,370      (714,285)        14,487,649
                                       ------------    ---------     ---------       ------------
Loss from operations.................   (14,301,564)    (900,370)      714,285        (14,487,649)
Interest income......................        69,399      209,461            --            278,860
Interest expense.....................       (51,578)          --            --            (51,578)
                                       ------------    ---------     ---------       ------------
Net loss.............................  $(14,283,743)   $(690,909)    $ 714,285       $(14,260,367)
                                       ============    =========     =========       ============
Pro forma net loss per common share
  (basic and diluted)................                                                $      (1.46)
                                                                                     ============
Shares used in the computation of pro
  forma net loss per common share
  (basic and diluted)................                                                   9,787,936(b)
                                                                                     ============

(a) Eliminates the 1999 amortization of the $5,000,000 license fee originally acquired by Visionex from ISTA in 1997.

(b) Includes (i) the weighted average common shares of ISTA during 1999, (ii) ISTA's convertible preferred stock outstanding as of December 31, 1999, using the as-if converted method from the original date of issuance, and
    (iii) the 3,319,363 shares of Series C preferred stock issued by ISTA in March 2000 to acquire Visionex, as if such shares had been issued on January 1, 1999 and converted into 2,458,787 shares of common stock at that date.

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                           ISTA PHARMACEUTICALS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 2000



                                                                                        TOTAL
                                                                    PRO FORMA          COMBINED
                                          ISTA        VISIONEX     ADJUSTMENTS         RESULTS
                                      ------------    ---------    -----------      --------------
Costs and expenses:
  Research and development..........  $  7,580,555    $ 133,780     $(119,047)(c)   $    7,595,288
  General and administrative........     3,210,866       29,466            --            3,240,332
                                      ------------    ---------     ---------       --------------
     Total costs and expenses.......    10,791,421      163,246      (119,047)          10,835,620
                                      ------------    ---------     ---------       --------------
Loss from operations................   (10,791,421)    (163,246)      119,047          (10,835,620)
Interest income.....................       130,896       30,795            --              161,691
Interest expense....................       (45,401)          --            --              (45,401)
                                      ------------    ---------     ---------       --------------
Net loss............................   (10,705,926)    (132,451)      119,047          (10,719,330)
Deemed dividend for preferred
  shareholders......................   (19,244,567)          --            --         (19,244,567)
                                      ------------    ---------     ---------       --------------
Net loss attributable to common
  shareholders......................  $(29,950,493)   $(132,451)    $ 119,047          (29,963,897)
                                      ============    =========     =========       ==============
Pro forma net loss per common share
  (basic and diluted)...............                                                $        (2.72)
                                                                                    ==============
Shares used in the computation of
  pro forma net loss per common
  share (basic and diluted).........                                                    11,014,383(d)
                                                                                    ==============



(c) Eliminates the amortization of the $5,000,000 license fee originally acquired by Visionex from ISTA in 1997. Visionex recorded such amortization prior to its acquisition by ISTA.



(d) Includes (i) the weighted average common shares of ISTA during the six months ended June 30, 2000, (ii) ISTA's convertible preferred stock outstanding as of June 30, 2000, using the as-if converted method from the original date of issuance, and (iii) the 3,319,363 shares of Series C preferred stock issued by ISTA in March 2000 to acquire Visionex, as if such shares had been issued on January 1, 2000 and converted into 2,458,787 shares of common stock at that date.


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                              [INSIDE BACK COVER]

--------------------------------------------------------------------------------

                          [ISTA PHARMACEUTICALS LOGO]


                           ISTA PHARMACEUTICALS, INC.


                                3,000,000 SHARES

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                             , 2000

                               CIBC WORLD MARKETS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES
                           THOMAS WEISEL PARTNERS LLC

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all fees and expenses payable by ISTA in connection with the registration of the common stock hereunder. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC Registration Fee........................................  $   22,770
NASD Filing Fee.............................................       9,125
Nasdaq National Market Listing Fee..........................      90,000
Printing and Engraving Expenses.............................     200,000
Legal Fees and Expenses.....................................     450,000
Accounting Fees and Expenses................................     350,000
Transfer Agent and Registrar Fees and Expenses..............      25,000
Blue Sky fees and expenses..................................      10,000
Miscellaneous Expenses......................................     138,105
                                                              ----------
     Total..................................................  $1,295,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We will also enter into agreements with our directors and executive officers that require ISTA, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

(a) Within the last three years, and through December 31, 1999, we have issued and sold the following unregistered securities:

          (1) Since inception, the registrant has granted options to purchase 4,406,600 shares of common stock to employees, directors and consultants under its 1993 stock plan at exercise prices ranging from $0.15 to $0.56 per share. Of the 4,406,600 options granted, 3,400,834 remain outstanding, 558,811 shares of common stock have been purchased pursuant to exercises of options and 446,955 options have been canceled and returned to the 1993 stock plan.

          (2) From June 1997 to March 2000, the registrant sold 6,528,269 shares of Series C preferred stock and 1,153,877 warrants to purchase common stock to 42 investors at a purchase price of $5.63 for each share of Series C preferred stock and $0.001 for each warrant.

          (3) In March 2000, the registrant sold 1,776,199 shares of Series D preferred stock to one investor at a purchase price of $5.63 per share.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D of the Securities Act or Rule 701 promulgated under
Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with ISTA, to information about us.

(b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Articles of Incorporation of ISTA
           Pharmaceuticals, Inc., a California corporation
 3.2*      Amended and Restated Certificate of Incorporation, currently in effect
 3.3*      Certificate of Incorporation to be effective prior to
           completion of the offering
 3.4*      Bylaws of ISTA Pharmaceuticals, Inc., a California
           corporation
 3.5*      Bylaws of the registrant, currently in effect
 4.1*      Specimen common stock certificate
 5.1*      Form of opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation
10.1*      Amended and Restated Investors Rights Agreement dated as of
           March 29, 2000
10.2*      1993 Stock Plan and forms of agreements thereunder
10.3*      2000 Stock Plan and forms of agreements thereunder
10.4*      2000 Employee Stock Purchase Plan
10.5*      Form of Indemnification Agreement with executive officers
           and directors
10.6*      Clinical Development Agreement between Covance, Inc. and the registrant dated as of October 20, 1998, as amended
10.7*      Agreement between CroMedica Global Inc. and the registrant as of September 8, 1998
10.8*      Agreement between CroMedica Global Inc. and the registrant as of May 19, 1999
10.9*      Lease between the registrant and Aetna Life Insurance
           Company dated September 13, 1996 for leased premises located at Suite 100, 15279 Alton Parkway, Irvine, California
10.10*     Lease between the registrant and Aseguradora Mexicana, S.A.
           dated December 30, 1993 for leased premises located at Paseo de los Heroes No. 10, 105 in the development known as
           "Desarrollo Urbano del Rio Tijuana" in Tijuana, B.C., Mexico
10.11*     Equipment Financing Agreement between Lease Management
           Services, Inc. and the registrant as of October 7, 1996, as amended
10.12*     Agreement between Visionex Pte. Ltd. and the registrant as of June 1997
10.13*     Distributor agreement between Laboratories Sophia S.A. de
           C.V. and the registrant as of April 23, 1998
10.14*     Manufacture and Supply Agreement between Prima Pharm, Inc.
           and the registrant as of December 19, 1996
10.15*     Supply Agreement between Biozyme Laboratories, Ltd. and the registrant as of September 23, 1999
10.16*++   License Agreement between Allergan Sales, Inc., Allergan
           Sales, Ltd. and the registrant as of March 29, 2000
10.17*++   Supply Agreement between Allergan Sales, Inc., Allergan
           Sales, Ltd. and the registrant as of March 29, 2000
10.18*     Series D Preferred Stock Purchase Agreement between Allergan
           Pharmaceuticals (Ireland) Ltd., Inc. and registrant, dated as of March 29, 2000
10.19*     Call Option Agreement between Visionex Pte. Ltd. and the
           registrant as of June 27, 1997
21.1*      Subsidiaries of the registrant

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
23.1       Consent of Ernst & Young LLP, Independent Auditors
23.2*      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1)
24.1*      Power of Attorney (included on signature page)
24.2*      Power of Attorney
27.1*      Financial Data Schedule

-------------------------
 *  Previously filed.

 ++ Confidential treatment requested.

(b) FINANCIAL STATEMENT SCHEDULES

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

Insofar as indemnification by ISTA for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ISTA, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ISTA of expenses incurred or paid by a director, officer or controlling person of ISTA in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ISTA is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

          (a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by ISTA pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, ISTA Pharmaceuticals, Inc. has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 16th day of August, 2000.


                                          ISTA PHARMACEUTICALS, INC.

                                          By:       /s/ J. C. MACRAE
                                            ------------------------------------
                                                        J. C. MacRae
                                                 Executive Vice President,
                                               Chief Operating Officer, Chief
                                                      Financial Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 16th day of August, 2000.



                      SIGNATURE                                     TITLE
                      ---------                                     -----
                /s/ EDWARD H. DANSE*                       Chief Executive Officer,
-----------------------------------------------------   Director (Principal Executive
                   Edward H. Danse                                 Officer)

                  /s/ J. C. MACRAE                        Executive Vice President,
-----------------------------------------------------      Chief Operating Officer,
                    J. C. MacRae                           Chief Financial Officer
                                                           (Principal Financial and
                                                             Accounting Officer)

                /s/ ROBERT G. MCNEIL*                       Chairman of the Board
-----------------------------------------------------
                  Robert G. McNeil

                /s/ DAVID E. COLLINS*                              Director
-----------------------------------------------------
                  David E. Collins

                 /s/ BRIAN H. DOVEY*                               Director
-----------------------------------------------------
                   Brian H. Dovey

               /s/ GEORGE M. LASEZKAY*                             Director
-----------------------------------------------------
                 George M. Lasezkay

                 /s/ CHARLES H. MAY*                               Director
-----------------------------------------------------
                   Charles H. May

             /s/ BENJAMIN F. MCGRAW III*                           Director
-----------------------------------------------------
               Benjamin F. McGraw III

                /s/ JOHN H. PARRISH*                               Director
-----------------------------------------------------
                   John H. Parrish

                  /s/ WAYNE I. ROE*                                Director
-----------------------------------------------------
                    Wayne I. Roe

                *By: /s/ J. C. MACRAE
  -------------------------------------------------
                    J. C. MacRae
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Articles of Incorporation of ISTA
           Pharmaceuticals, Inc., a California corporation
 3.2*      Amended and Restated Certificate of Incorporation, currently in effect
 3.3*      Certificate of Incorporation to be effective prior to
           completion of the offering
 3.4*      Bylaws of ISTA Pharmaceuticals, Inc., a California
           corporation
 3.5*      Bylaws of the registrant, currently in effect
 4.1*      Specimen common stock certificate
 5.1*      Form of opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation
10.1*      Amended and Restated Investors Rights Agreement dated as of
           March 29, 2000
10.2*      1993 Stock Plan and forms of agreements thereunder
10.3*      2000 Stock Plan and forms of agreements thereunder
10.4*      2000 Employee Stock Purchase Plan
10.5*      Form of Indemnification Agreement with executive officers
           and directors
10.6*      Clinical Development Agreement between Covance, Inc. and the registrant dated as of October 20, 1998, as amended
10.7*      Agreement between CroMedica Global Inc. and the registrant as of September 8, 1998
10.8*      Agreement between CroMedica Global Inc. and the registrant as of May 19, 1999
10.9*      Lease between the registrant and Aetna Life Insurance
           Company dated September 13, 1996 for leased premises located at Suite 100, 15279 Alton Parkway, Irvine, California
10.10*     Lease between the registrant and Aseguradora Mexicana, S.A.
           dated December 30, 1993 for leased premises located at Paseo de los Heroes No. 10, 105 in the development known as
           "Desarrollo Urbano del Rio Tijuana" in Tijuana, B.C., Mexico
10.11*     Equipment Financing Agreement between Lease Management
           Services, Inc. and the registrant as of October 7, 1996, as amended
10.12*     Agreement between Visionex Pte. Ltd. and the registrant as of June 1997
10.13*     Distributor agreement between Laboratories Sophia S.A. de
           C.V. and the registrant as of April 23, 1998
10.14*     Manufacture and Supply Agreement between Prima Pharm, Inc.
           and the registrant as of December 19, 1996
10.15*     Supply Agreement between Biozyme Laboratories, Ltd. and the registrant as of September 23, 1999
10.16*++   License Agreement between Allergan Sales, Inc., Allergan
           Sales, Ltd. and the registrant as of March 29, 2000
10.17*++   Supply Agreement between Allergan Sales, Inc., Allergan
           Sales, Ltd. and the registrant as of March 29, 2000
10.18*     Series D Preferred Stock Purchase Agreement between Allergan
           Pharmaceuticals (Ireland) Ltd., Inc. and registrant, dated as of March 29, 2000
10.19*     Call Option Agreement between Visionex Pte. Ltd. and the
           registrant as of June 27, 1997
21.1*      Subsidiaries of the registrant
23.1       Consent of Ernst & Young LLP, Independent Auditors
23.2*      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1)
24.1*      Power of Attorney (included on signature page)
24.2*      Power of Attorney
27.1*      Financial Data Schedule


-------------------------
 *  Previously filed.

++  Confidential treatment requested.